Filed pursuant to General Instruction II.L of Form F-10;
File No. 333-170872

PROSPECTUS SUPPLEMENT DATED JANUARY 14, 2011
(To the Amended and Restated Short Form Base Shelf Prospectus dated November 30, 2010, which amends and restates the short form base shelf prospectus dated September 16, 2009)

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the accompanying amended and restated short form base shelf prospectus dated November 30, 2010 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into this amended and restated prospectus supplement and the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying amended and restated short form base shelf prospectus from documents filed with the Ontario Securities Commission. Copies of the documents incorporated by reference in this prospectus supplement and the amended and restated short form base shelf prospectus may be obtained on request without charge from Vice-President, Finance and Administration of YM BioSciences Inc. at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada L4W 4Y4, Telephone: (905) 629-9761 and are also available electronically at www.sedar.com.

New Issue	January 14, 2011

7,590,591 Common Shares

We are hereby qualifying for distribution (i) 7,590,591 common shares of YM BioSciences Inc., issuable from time to time, on exercise of 7,590,591 common share purchase warrants (the “warrants”) issued by us on March 10, 2010, and (ii) such indeterminate number of additional common shares that may be issuable by reason of the anti-dilution provisions forming part of the terms and conditions of the warrants.  On March 5, 2010, we filed a prospectus supplement to a short form base shelf prospectus dated September 16, 2009 with the Ontario Securities Commission and a prospectus supplement to then, our registration statement on Form F-10 (File No. 333-161786), which was initially filed on September 8, 2009, with the United States Securities and Exchange Commission (the “SEC”), relating to the offering (the “unit offering”) by us of 14,583,000 units, each unit consisting of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share at an exercise price of $1.60 per common share, subject to adjustment, beginning on September 10, 2010 and until 5:00 p.m. (Toronto time) on March 10, 2015. Prior to the date hereof, 652,343 warrants were exercised.  See “Prior Sales”.  The exercise price of the warrants was determined by negotiation between us and a syndicate of underwriters.

Our business and an investment in our common shares involve significant risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement and on page 7 of the accompanying prospectus.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this  prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this prospectus supplement and the accompanying prospectus, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to the financial statements of US companies. Additionally, financial statements of Cytopia Limited (now YM BioSciences Australia Pty Ltd.) contained in our business acquisition report dated February 12, 2010 and incorporated by reference in this prospectus supplement and the accompanying prospectus were prepared in accordance with Australian accounting standards which include Australian equivalents to International Financial Reporting Standards and were subject to Australian auditing and auditor independence standards and such financial statements may not be comparable to the financial statements of Canadian companies or US companies.

Purchasing our common shares may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement and the accompanying prospectus. See “Material United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations”.

Your ability to enforce civil liabilities under US federal securities laws may be affected adversely because we are continued under the laws of Nova Scotia, Canada, a majority of our directors are not US residents and a majority of our officers and certain of the experts named in this prospectus supplement and the accompanying prospectus are residents of Canada and a substantial portion of our assets are located outside the United States.

Our common shares are listed on the NYSE Amex under the symbol “YMI” and on the Toronto Stock Exchange under the symbol “YM”.  On January 13, 2011, the last reported sale price of our common shares on the NYSE Amex was $2.24 per share and C$2.21 per share on the TSX.  In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in US dollars.

TABLE OF CONTENTS

Prospectus Supplement

IMPORTANT NOTICE	ii
EXCHANGE RATE INFORMATION	ii
ABOUT THIS PROSPECTUS SUPPLEMENT	S-1
ENFORCEMENT OF CIVIL LIABILITIES	S-1
FORWARD-LOOKING STATEMENTS	S-2
DOCUMENTS INCORPORATED BY REFERENCE	S-3
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	S-5
RECENT DEVELOPMENTS	S-7
RISK FACTORS	S-8
TRADING PRICE AND VOLUME	S-18
PRIOR SALES	S-19
USE OF PROCEEDS	S-19
DETAILS OF THE OFFERING	S-20
TERMS OF WARRANTS	S-20
PLAN OF DISTRIBUTION	S-22
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	S-22
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	S-30
WHERE YOU CAN FIND MORE INFORMATION	S-33
LEGAL MATTERS	S-34

Prospectus dated November 30, 2010

EXCHANGE RATES	1
PRESENTATION OF FINANCIAL INFORMATION	2
DOCUMENTS INCORPORATED BY REFERENCE	2
ADDITIONAL INFORMATION	3
ENFORCEABILITY OF CIVIL LIABILITIES	4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
RISK FACTORS	7
PROBABLE ACQUISITIONS OR OTHER MATERIAL TRANSACTIONS	18
USE OF PROCEEDS	18
DESCRIPTION OF SHARE CAPITAL, COMMON SHARES AND RELATED INFORMATION	18
DESCRIPTION OF WARRANTS	20
DESCRIPTION OF UNITS	20
PLAN OF DISTRIBUTION	21
CERTAIN INCOME TAX CONSIDERATIONS	22
AUDITORS	22
LEGAL MATTERS	22
TRANSFER AGENT AND REGISTRAR	23
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	23

IMPORTANT NOTICE

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the common shares and certain other matters and also supplements and updates information regarding YM BioSciences Inc. contained in the accompanying prospectus. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the common shares being offered under this prospectus supplement. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying prospectus.  Before investing, you should carefully read both this prospectus supplement and the accompanying prospectus together with the additional information about YM BioSciences Inc. to which we refer you in the sections of this prospectus supplement entitled “Documents Incorporated By Reference” and “Where You Can Find More Information”.

You should rely only on information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus.  If information in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference, you should rely on this prospectus supplement. We have not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. We are offering the common shares only in jurisdictions where such offers are permitted by law. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus and you should not assume otherwise.

EXCHANGE RATE INFORMATION

In this prospectus supplement, unless stated otherwise or the context requires, all dollar amounts are expressed in US dollars.  All references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada.  In this prospectus supplement, where applicable, and unless otherwise indicated, amounts are converted from United States dollars to Canadian dollars and vice versa by applying the noon rate of exchange of the Bank of Canada on January 13, 2011.

The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in US dollars, in effect at the end of the periods indicated; (ii) the average rates of exchange in effect during such periods; (iii) the high rates of exchange in effect during such periods; and (iv) the low rates of exchange in effect during such periods, such rates, in each case, based on the noon rates of exchange for conversion of one Canadian dollar to US dollars as reported by the Bank of Canada.

	Years Ended June 30,			Three Months Ended September	Three Months Ended September
	2008	2009	2010	30, 2009	30, 2010
Low	$0.9298	$0.7692	$0.8580	$0.8580	$0.9381
High	$1.0905	$0.9984	$1.0039	$0.9422	$0.9844
Average	$0.9897	$0.8575	$0.9475	$0.9108	$0.9624
End	$0.9817	$0.8602	$0.9429	$0.9327	$0.9711

On January 13, 2011, the inverse of the noon exchange rate quoted by the Bank of Canada for Canadian dollars was C$1.00 = $1.0134.

ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a “shelf” registration statement on Form F-10 that we have filed with the SEC. The shelf registration statement was declared effective by the SEC on December 1, 2010. This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

Some of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus concerning economic and industry trends is based upon or derived from information provided by industry sources. We believe that such information is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and we have not independently verified the assumptions upon which projections of future trends are based.

In this prospectus supplement unless the context requires otherwise, “YM”, “we”,” us” and “our” refer to YM BioSciences Inc. and its subsidiaries through which it operates.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from United States generally accepted accounting principles (“US GAAP”). Therefore, our consolidated financial statements incorporated by reference in this prospectus supplement and in the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus may not be comparable to consolidated financial statements prepared in accordance with US GAAP. You should refer to Note 18 of our consolidated financial statements for the fiscal year ended June 30, 2010 and Note 11 to our unaudited consolidated financial statements as at and for the three months ended September 30, 2010, each of which are incorporated by reference into this prospectus supplement, for a discussion of the principal differences between our financial results determined under Canadian GAAP and under US GAAP. See “Documents Incorporated by Reference”. Additionally, financial statements of Cytopia Limited  contained in our business acquisition report dated February 12, 2010 and incorporated by reference in this prospectus supplement and the accompanying prospectus were prepared in accordance with Australian accounting standards which include Australian equivalents to International Financial Reporting Standards (“AIFRS”) and were subject to Australian auditing and auditor independence standards and such financial statements may not be comparable to the financial statements of Canadian companies or US companies. You should refer to Notes 28 and 29 of the consolidated balance sheets of Cytopia Limited as at June 30, 2009 and 2008 and the related statements of income, changes in equity and cash flows for each of the years then ended for a discussion of the principal differences between financial results determined under (i) Canadian GAAP and AIFRS; and (ii) US GAAP and AIFRS. For the unaudited interim financial statements of Cytopia Limited as at and for each of the six months ended December 31, 2009 and 2008, you should refer to Notes 9 and 10 of such financial statements for a discussion of the principal differences between financial results determined under (i) Canadian GAAP and AIFRS; and (ii) US GAAP and AIFRS.

This prospectus supplement is deemed to be incorporated by reference into the accompanying  prospectus solely for the purposes of the offering. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying prospectus. See “Documents Incorporated by Reference”.

ENFORCEMENT OF CIVIL LIABILITIES

We are a corporation existing under the laws of Nova Scotia, Canada. Our head office is located in Mississauga, Ontario. Most of our directors and officers, and certain of the experts named in this prospectus supplement and the accompanying prospectus are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and the accompanying prospectus and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.

We have been advised by our Canadian counsel, Heenan Blaikie LLP, that a judgment of a United States court may be enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the United States proceedings such that the United States court properly assumed jurisdiction; (b) the United States judgment is final and conclusive; (c) the defendant was properly served with process from the United States court; and (d) the United States law that led to the judgment is not contrary to Canadian public policy, as that term would be applied by a Canadian court. We are advised that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada. The enforceability of a United States judgment in Canada will be subject to the requirements that: (a) an action to enforce the United States judgment must be commenced in the Ontario Court within any applicable limitation period; (b) the Ontario Court has discretion to stay or decline to hear an action on the United States judgment if the United States judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action; (c) the Ontario Court will render judgment only in Canadian dollars; and (d) an action in the Ontario Court on the United States judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally. The enforceability of a United States judgment in Canada will be subject to the following defences: (a) the United States judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (b) the United States judgment is for a claim which under Ontario law would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (c) the United States judgment is contrary to Ontario public policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and (d) the United States judgment has been satisfied or is void or voidable under United States law.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed YM BioSciences USA Inc. as our agent.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including any documents incorporated by reference, contain “forward-looking statements” within the meaning of the Canadian and United States federal securities laws.  The words “may,” “likely,” “believe,” “plan,” “will,” “anticipate,” “expect,” “intend,” “estimate,” “project,” “future,” and similar expressions that are not based on historical fact or that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements.  The forward-looking statements in this prospectus supplement and the accompanying prospectus, including any documents incorporated by reference, include, among others, statements with respect to:

•	our expected expenditure and accumulated deficit levels;
•	our intentions with respect to acquiring or investing in production facilities;
•	production quantities;
•	our ability to obtain sufficient supplies of our products;
•	our ability to identify licensable products or research suitable for licensing and commercialization;
•	the locations of our clinical trials;
•	our intention to license products from multiple jurisdictions;
•	our ability to obtain necessary funding on favourable terms or at all;
•	our potential sources of funding;
•	our business strategy;
•	our drug development plans;

•	our ability to obtain licenses on commercially reasonable terms;
•	the effect of third party patents on our commercial activities;
•	our intentions with respect to developing manufacturing, marketing or distribution programs;
•	our expectations with respect to the views toward our products held by potential partners;
•	our plans for generating revenue;
•	our plans for increasing expenditures for the development of certain products;
•	our strategy for protecting our intellectual property;
•	the success of trial results and the efficacy of our products;
•	the sufficiency of our financial resources to support our activities and our prospective pivotal trials; and
•	our plans for future clinical trials and for seeking regulatory clearance.

Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from the anticipated future results, events or developments expressed or implied by such forward-looking statements.  These forward looking statements are based on our beliefs and expectations on the date the statements are made.  Factors that could cause actual results, events and developments to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	our ability to obtain, on satisfactory terms or at all, the capital required for research, product development, operations and marketing;
•	general economic, business and market conditions;
•	our ability to successfully and timely complete clinical studies;
•	product development delays and other uncertainties related to new product development;
•	our ability to attract and retain business partners and key personnel;
•	the risk of our inability to profitably commercialize our products;
•	the risk that our product trials will not yield positive results or that we will not support regulatory marketing approvals for our products;
•	the extent of any future losses;
•	the risk of our inability to establish or manage manufacturing, development or marketing collaborations;
•	the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;
•	dependence on third parties for successful commercialization of our products;
•	inability to obtain quantities of development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;
•	the risk of the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	uncertainty related to intellectual property liability rights and liability claims asserted against us;
•	the uncertainty of recovery of advances to subsidiaries;
•	the impact of competitive products and pricing;
•	future levels of government funding; and
•	additional risks and uncertainties, many of which are beyond our control, referred to elsewhere in this prospectus supplement and the accompanying prospectus. See “Risk Factors” herein and therein.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

We are incorporating by reference in this prospectus supplement certain information contained in documents filed by us with securities regulatory authorities in Canada. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained directly in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein.

You may obtain copies of the documents incorporated by reference in this prospectus supplement on request without charge from our Vice-President, Finance and Administration at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4, Telephone: (905) 629-9761, as well as through the sources described below under “Where You Can Find More Information”.

The following documents are specifically incorporated by reference in and form an integral part of the accompanying prospectus and this prospectus supplement:

(i)	our annual information form dated September 23, 2010;

(ii)
our audited consolidated balance sheets as at June 30, 2010 and 2009 and the related consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years ended June 30, 2010, 2009 and 2008, including the notes thereto and the auditors’ report thereon;

(iii)	management’s discussion and analysis of our financial condition and results of operations for the year ended June 30, 2010;

(iv)	our unaudited comparative interim consolidated financial statements as at and for the three months ended September 30, 2010, including the notes thereto;

(v)	management’s discussion and analysis of our financial condition and results of operations for the three months ended September 30, 2010;

(vi)	our management information circular dated October 8, 2010 in respect of our annual general meeting of shareholders held on November 18, 2010;

(vii)	our material change report dated October 22, 2010 regarding the appointment of Dr. Nick Glover as Chief Executive Officer;

(viii)	our material change report dated November 17, 2010 regarding clinical data from the initial portion of our clinical trial employing our JAK1/JAK/2 Inhibitor, CYT387;

(ix)	our material change report dated December 6, 2010 regarding positive interim data from the first 60 patients enrolled in the Phase I/II trial for our JAK1/JAK2 inhibitor, CYT387, in myelofibrosis;

(x)
our material change report dated December 21, 2010 regarding the pricing and completion of an underwritten public offering of 25,000,000 of our common shares (the “Offering”) for total net proceeds before expenses of $37,650,000 at a price to the public of $1.60 per common share; and

(xi)
our material change report dated January 4, 2011 regarding the exercise in full by the underwriters under the Offering of their over-allotment option to purchase an additional 3,750,000 of our common shares at $1.60 per common share for additional net proceeds of $5,665,000.

All material change reports (excluding confidential material change reports) and unaudited interim consolidated financial statements of our company (and management’s discussion and analysis relating thereto) filed by us with the securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus supplement.

When new documents of the type referred to in the paragraphs above are filed by us with, and where required accepted, by the securities regulatory authorities in Canada during the currency of this prospectus supplement, such documents will be deemed to be incorporated by reference in this prospectus supplement and the previous documents of the type referred to in the paragraphs above and all material change reports, unaudited interim consolidated financial statements (and management’s discussion and analysis relating thereto) and certain prospectus supplements filed by us with the securities regulatory authorities in Canada before the commencement of our financial year in which the new documents are filed will no longer be deemed to be incorporated by reference in this prospectus supplement.

In addition, to the extent that any document or information incorporated by reference into this prospectus supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part. In addition, we may incorporate by reference into this prospectus supplement other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the US Securities Exchange Act of 1934, as amended, if and to the extent expressly provided therein.

Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this prospectus supplement and in the accompanying prospectus under “Documents Incorporated by Reference”, the form of sales agreement described in this prospectus supplement, as amended, has been filed with the SEC as part of the registration statement on Form F-10 (File No. 333-170872) of which this prospectus supplement forms a part.

YM BIOSCIENCES INC.

This summary does not contain all the information about YM BioSciences Inc. that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference into and are considered to be a part of this prospectus supplement and accompanying prospectus.

Our Business

We are a biopharmaceutical company engaged in the acquisition or in-licensing and subsequent clinical development toward commercialization of drug products and technologies from the basic research of others. We evaluate drug projects, technologies, and products and the prospective markets for them and acquire products or obtain, as appropriate, a license for their further development and marketing.

We have three material subsidiaries: (i) YM BioSciences USA Inc., a direct wholly-owned subsidiary incorporated under the laws of Delaware; (ii) CIMYM BioSciences Inc., a joint venture subsidiary incorporated under the laws of the Province of Ontario, 80% of which is owned by us and 20% of which is owned by CIMAB S.A. (“CIMAB”), a Cuban company responsible for commercializing products developed at Centro de Inmunología Molecular (Center for Molecular Immunology), Havana, Cuba; and (iii) YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited) (“YM Australia”), a direct, wholly-owned Australian subsidiary we acquired on January 29, 2010.  We have recently formed a wholly-owned subsidiary incorporated under the laws of Anguilla to facilitate the restructuring of our intellectual property ownership in order to generate tax efficiency.

Our head office and principal place of business is Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4. Our registered office is 1959 Upper Water Street, Suite 800, Halifax, Nova Scotia, Canada, B3J 2X2.

Our Products

We have three product candidates currently in the clinical stage of development:

CYT 387:

CYT387 is a small molecule inhibitor of the JAK1 and JAK2 enzymes. Dysregulated JAK2 has been implicated in a number of diseases, including myeloproliferative neoplasms, cancers such as leukemia and lymphoma, solid tumours and a variety of autoimmune diseases.  A clinical trial protocol for CYT387 has been cleared by the US Federal Drug Administration and the Phase I component of a Phase I/II trial has been completed in patients with myelofibrosis, a potentially fatal blood disorder involving scarring of the bone marrow. This trial is being conducted at Mayo Clinic in Rochester, Minnesota. On November 18, 2010, we announced the expansion of our clinical trial to five sites in the US, Canada and Australia and, subject to regulatory approval, the trial will be expanded from 120 patients to 140 patients. On December 6, 2010, we announced positive interim data from the first 60 patients enrolled in the Phase I/II trial for its JAK1/JAK2 inhibitor, CYT387 in myelofibrosis. See “Recent Developments”.

Nimotuzumab:

Nimotuzumab, a humanized monoclonal antibody targeting the protein known as Epidermal Growth Factor Receptor, is designed to treat epithelial cancers and can be administered prior to, simultaneously with, or subsequent to, chemotherapy and radiotherapy. Publications on various Phase II trials have reported that the drug has, among other things, improved the reported response rate to radiation and demonstrated advantages in survival of patients over radiation or chemo-radiation alone in head-and-neck cancer, and demonstrated clinical benefit in the treatment of adult and pediatric glioma.  We have been informed by the licensor and other licensees that the drug has been approved for sale in 25 countries including Argentina, Brazil, the People’s Republic of China, India and Mexico for certain indications, including head and neck cancer, adult and pediatric glioma and nasopharyngeal cancer. Certain of our subsidiary’s rights to nimotuzumab have been sub-licensed to Daiichi-Sankyo Co. Ltd for Japan, Oncoscience AG for Europe, to Kuhnil Pharmaceutical Company for Korea and to Innogene Kalbiotech Ltd. for certain Pacific-rim and African countries. In August 2009, we received an expected but important clearance from the US Treasury Department to extend our US clinical program for nimotuzumab, permitting us to conduct trials in any solid tumour indication in the US.  As of the date hereof, nimotuzumab is being tested by us, our four sub-licensee companies mentioned above, and numerous other international licensees from our licensor CIMAB in over 30 Phase II or Phase III clinical trials.

CYT997:

CYT997, a small molecule tubulin polymerization inhibitor, is being developed for the treatment of cancer. A vascular disrupting agent that has also demonstrated cytotoxicity as a single agent, CYT997, is able to be administered orally as well as intravenously to patients. This potentially confers a competitive advantage to CYT997, allowing greater flexibility in dosing and patient convenience over other vascular disrupting agents in development. The drug has been administered to approximately 60 patients in four clinical trials, and data from these trials have been presented at ASCO 2008 and ASCO 2009. CYT997 is now being studied in a Phase I/II trial in patients with glioblastoma multiforme (advanced brain tumour) in combination with carboplatin.

Other Products:

We, through our acquisition of YM Australia and our own sponsored research, have a collection of approximately 4,000 pre-clinical molecules. The 4,000 molecules are at different stages of preclinical development. Certain of these compounds have been licensed, with YM Australia having entered into a global joint research and licensing collaboration with Novartis AG in 2006 for the development of JAK3 inhibitors, and another early stage collaboration with Cancer Therapeutics CRC Pty Ltd. in 2008 to develop FAK inhibitors for the treatment of cancer. Following internal research work by YM Australia scientists, including a three-year funded scientific project at YM Australia for the JAK3 inhibitors, both of these programs are now primarily the responsibility of the respective partner to take through evaluation to development.

Pulmokine Inc. (Slingerlands, New York) is a licensee of several of our small molecule compounds, and has been awarded two National Institutes of Health Small Business Innovation Research grants, totaling more than $650,000, to develop novel treatments for Pulmonary Arterial Hypertension. These compounds, originating from our small molecule library, have defined mechanisms of action and, based on preliminary experiments, are believed to inhibit key processes in Pulmonary Arterial Hypertension disease development and progression. We will continue to have a role in the ongoing development of these compounds.

Another program, designed for inhibition of the FMS kinase and the treatment of particular tumour types including metastatic cancers, has been progressed to the point where we are currently seeking a partner for further development and commercialization.

RECENT DEVELOPMENTS

On December 6, 2010, we announced interim data from the first 60 patients enrolled in the Phase I/II trial for its JAK1/JAK2 inhibitor, CYT387, in myelofibrosis. The results were reported on December 6, 2010 in an oral presentation at the 52nd American Society of Hematology Annual Meeting in Orlando, Florida. The results indicate an emerging activity profile of CYT387, which we believe continues to demonstrate a potential ability to improve anemia, the most serious symptom associated with myelofibrosis, while producing similar results to its peers in reducing spleen size and controlling constitutional symptoms.

On December 14, 2010 we announced that we had priced the Offering at a price to the public of $1.60 per common share, for aggregate gross proceeds of $40,000,000. In addition, we granted the underwriting syndicate comprised of Roth Capital Partners, LLC, as sole book running manager, and JMP Securities LLC and Rodman & Renshaw LLC, as co-managers, a 30 day option to purchase up to an additional 3,750,000 of our common shares to cover over-allotments. Bloom Burton & Co. was engaged to act as our financial advisor in connection with the Offering.

On December 17, 2010, we announced the completion of the Offering for total net proceeds, including the underwriters commission but before expenses, of $37,650,000. In addition, on December 23, 2010, we announced that the underwriters had exercised in full their over-allotment option to purchase an additional 3,750,000 of our common shares at a price of $1.60 per share, which resulted in additional net proceeds to us of $5,665,000.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the risks described below and in the accompanying prospectus before making an investment decision. You should also refer to the other information in this prospectus supplement and in the accompanying prospectus, including information incorporated, or deemed to be incorporated, by reference herein, including our consolidated financial statements and related notes. The risks and uncertainties described in this prospectus supplement and the accompanying prospectus are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect us. If any of the following risks actually occurs, our business, financial condition, and results of operations could be materially adversely affected, the trading price of our common shares could decline and you could lose all or part of your investment.

Risks Related To Our Business

We deal with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.

Since our incorporation in 1994, none of our products, licensed or owned, has received regulatory approval for sale in any major market country in which we have an economic interest in a product. Accordingly, we have not generated any significant revenues from the product sales. A substantial commitment of resources to conduct clinical trials and for additional product development will be required to commercialize most of the products. There can be no assurance that our remaining products will meet applicable regulatory standards, be capable of being produced in commercial quantities at reasonable cost or be successfully marketed, or that the investment made by us in the commercialization of the products will be recovered through sales, license fees or related royalties.

We have few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable.

As at September 30, 2010, we have an accumulated deficit of $174,862,730. We expect expenditures and the accumulated deficit to increase as we proceed with our commercialization programs until such time as sales, license fees and royalty payments, if any, may generate sufficient revenues to fund our continuing operations. There can be no assurance that the revenues from the commercialization of our products will be sufficient to support required expenditures and therefore there can be no assurance of when or if we will become profitable.

We depend upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that we can continue to identify and license molecules for development.

We do not conduct basic research of our own.  Basic research on a particular drug product is conducted by other biopharmaceutical companies, scientific and academic institutions and hospitals, or scientists affiliated with those institutions. Generally, once the basic research is complete, we enter into agreements to in-license the right to develop and market the products or acquire them.

We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.

We enter into arrangements with and depend upon others with respect to the manufacture, development and sale of our in-licensed products. Product development includes, but is not limited to, pre-clinical testing, regulatory approval processes, clinical testing, the development of additional regulatory and marketing information and, finally, marketing approval. Our ability to successfully develop and commercialize our in-licensed products is dependent on our ability to make arrangements with others on commercially acceptable terms and subject to our depending upon them to meet regulatory quality standards. The product development process may be delayed or terminated if we cannot secure or maintain such arrangements on terms acceptable to us or at all. We do not have long-term, material, third party manufacturing, formulation or supply agreements, except with respect to one of our licensed products, nimotuzumab, which is manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB and CIMAB has contracted to supply commercial quantities or will source such supply if, as and when approval for sale has been granted. Should CIMAB be unable to supply us, we have no readily available alternative source for the product.

We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it appropriate to do so.

There can be no assurance that we will be successful in maintaining our relationships with research institutions or licensees or others or in negotiating additional in-licensing or out-licensing agreements on terms acceptable to us or at all, or that any such arrangements will be successful. In addition, there can be no assurance that other parties will not enter into arrangements with such entities for the development or commercialization of similar products or that the parties with whom we have made such arrangements will not pursue alternative technologies or develop products on their own or in collaboration with others, including our competitors. If we do not establish sufficient in-licensing and out-licensing arrangements, we may encounter delays in product introductions or may find that the development, manufacture or sale of our licensed products could be materially adversely affected.

We have no experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.

We have not commercially launched any of our licensed or owned products and have no commercial manufacturing experience with respect to our products. To be successful, the products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs over which we have no control. We do not have, and do not intend to acquire, facilities for the production of our products, although we may invest in the ownership of production facilities, or parts of the production process, if appropriate opportunities are available.

Nimotuzumab is required to be manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB. Currently these expectations are being met. There can be no assurance, however, that such entities will be able to develop adequate manufacturing capabilities for sufficient commercial scale quantities in a commercially reasonable manner.  In addition, there are risks that we cannot control regarding the CIMAB manufacturing plant, including amongst others, events such as weather, fire and other natural disasters as well as political risks.  All manufacturing facilities must comply with applicable regulations in their jurisdiction or where products are to be sold. In addition, production of the licensed and owned products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of our licensed and owned products.

We depend upon licenses from third parties and the maintenance of licenses is necessary for our success.

With respect to nimotuzumab, we have obtained our rights to the product currently being actively developed under a license agreement from CIMAB originally dated May 3, 1995, as amended.

As we own CYT997 and CYT387, there are no license terms.

We depend upon the license rights to certain products for commercialization. While we believe we are in compliance with our obligations under these licenses, they may be terminated or converted to non-exclusive licenses by the licensors if there is a breach of the terms of the licenses. There can be no assurance that a license is enforceable or will not be terminated or converted. The termination or conversion of the licenses or our inability to enforce our rights under the licenses would have a material adverse effect on our business as we would not have the rights to certain of the products that we are developing. To the extent that management considers a particular license to be material to our undertaking, we have entered into a signed license agreement for that license.  The in-license agreements to which we are currently a party require us to maintain and defend the patent rights that we in-license against third parties.

Although our current licenses are governed by the laws of Ontario, the enforcement of certain of them may necessitate pursuing legal proceedings and obtaining orders in other jurisdictions, including the US and the Republic of Cuba. There can be no assurance that a court judgment or order obtained in one jurisdiction will be enforceable in another. In international venture undertakings it is standard practice to attorn to a neutral jurisdiction to seek remedy for unresolved commercial disputes. These arrangements are usually negotiated as part of the original business agreement. In the case of the license agreements with us, the parties have agreed that the law governing the agreements is Ontario law and the parties will attorn to the courts of Ontario or the Federal court of Canada to resolve any dispute regarding the agreements.

One of our products in clinical development is licensed from Cuba. The commercial and legal environment in Cuba is in a formative stage and may be subject to political risk. It is possible that we may not be able to enforce our legal rights in Cuba or against Cuban entities to the same extent that we would be able to do in a country with a more established commercial and legal system. Termination of our license arrangements or difficulties in enforcement of such arrangements could have a material adverse effect on our ability to continue development of our licensed products from that country.

We have a number of license agreements with CIMAB. CIMAB is a corporation owned by an institution of the Government of Cuba that purportedly operates at arms-length from the state bureaucracy with regard to its business, scientific and administrative decision-making. CIMAB is reportedly akin to a “crown corporation” in Canada. CIMAB’s management is purportedly both autonomous and responsible for the success of its business decisions. Despite the fact that CIMAB’s management is purportedly both autonomous and responsible for business decisions and that the license agreements with us declare Ontario law as the governing law, because of the fact that CIMAB is ultimately a state-owned entity we will not necessarily be able to enforce compliance by CIMAB with any judgment if CIMAB or the Government of Cuba refuses to comply.

Although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances.

YM and CIMAB entered into a funding agreement with CIMYM (now CIMYM BioSciences Inc.) in November 1995 (the “Funding Agreement”) in connection with the 1995 CIMYM license with respect to nimotuzumab. The Funding Agreement provides that we will arrange for the appropriate studies and clinical trials for the licensed products held by CIMYM BioSciences Inc.. and will fund the cost of such studies and trials provided that doing so would not be commercially or scientifically unreasonable. Accordingly, we make the final determination as to whether or not a clinical trial expense is justified with respect to any given product.

We are entitled to reimbursement of all advances made by us pursuant to the Funding Agreement, from the results of the successful development of the licensed products and generation of income.  CIMYM BioSciences Inc. repays such advances out of a portion of its revenues in priority to eventual revenue or profit sharing arrangements under the 1995 CIMYM License.

As at September 30, 2010, we had advanced $74,716,470 to CIMYM BioSciences Inc. Since we have expensed the total amount no further accounting for those advances would affect our balance sheet or income statement and any reimbursement of such advances would be considered to be income by us.

We rely upon licensors and others for research on new products.

We do not conduct our own basic research with respect to the identification of new products. Instead, we review and analyze research and development work conducted by others as a primary source for new products. While we expect that we will be able to continue to identify licensable products or research suitable for licensing and commercialization by us, there can be no assurance that useful products will be available to us on commercially acceptable terms.

We conduct our development internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

Clinical trials on our development products have been conducted by us and our sub-licensees in more than 20 jurisdictions including Australia, Canada, the United Kingdom, the European Union, Japan, India, Indonesia, Korea, Russia and the US, and we intend to, and may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government, including Canada’s, will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain final regulatory approval, and there can be no assurance that we will be able to enforce our licenses in foreign jurisdictions. Governments have, from time to time, established foreign exchange controls which could have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into a particular country to meet our obligations under in-licensing agreements, and to flow funds which we may be entitled to, in the form of royalty and milestone payments, under out-licensing agreements out of a particular country  In addition, the value of our licenses will depend upon the absence of punitive or prohibitive legislation in respect of biological materials.

We also conduct our in-licensing internationally and we currently own or license products and technologies from sources in Canada, Australia and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.

We have licensed nimotuzumab from CIMAB, a corporation representing a scientific institute in Cuba. The US has maintained an embargo against Cuba, administered by the US Department of the Treasury. The laws and regulations establishing the embargo have been amended from time to time, most recently by the passage of the Cuban Liberty and Democratic Solidarity Act (the “Helms-Burton Act”). The embargo applies to almost all transactions involving Cuba or Cuban enterprises, and it bars from such transactions any US persons unless such persons obtain specific licenses from the US Department of the Treasury authorizing their participation in the transactions. There is Canadian legislation (the Foreign Extraterritorial Measures Act) which provides generally that judgments against Canadian companies under the Helms-Burton Act will not be enforceable in Canada. The US embargo could have the effect of limiting our access to US capital, US financing, US customers and US suppliers. In particular, our products licensed from Cuban sources, noted above, are likely to be prohibited from being licensed or sold in the US unless the US Department of the Treasury issues a license or the embargo is lifted.

The Helms-Burton Act authorizes private lawsuits for damages against anyone who “traffics” in property confiscated, without compensation, by the Government of Cuba from persons who at the time were, or have since become, nationals of the US. We do not own any real property in Cuba and, to the best of our knowledge, and based upon the advice of the Cuban government, none of the properties of the scientific centers of the licensors in which the licensed products were developed and are or may be manufactured was confiscated by the Government of Cuba from persons who at the time were, or have since become, nationals of the US. However, there can be no assurance that this is correct.

The United States has imposed economic sanctions against Cuba. These sanctions apply to certain transactions from the United States or activities by a person subject to US jurisdiction. Among other things, the sanctions prohibit transactions that involve property in which Cuba or any Cuban national has or has had any interest whatsoever, direct or indirect.

For purposes of interpreting the sanctions, ‘‘person subject to US jurisdiction’’ means any US citizen, any US permanent resident alien, any entity organized under the laws of the United States or any jurisdiction within the United States (including foreign branches and subsidiaries) or any person in the United States. We (other than our subsidiary YM USA) are not a person subject to US jurisdiction for purposes of the sanctions and are not subject to the sanctions with respect to our activities outside of the United States.

Nevertheless, we cannot assure you that the Office of Foreign Assets Control (“OFAC”) of the US Department of the Treasury, which administers the US government’s Cuba sanctions, would agree that the measures we have taken and will take are sufficient to comply with the sanctions described above.

We are the exclusive licensee of US, European and other patents related to nimotuzumab licensed to us by CIMAB, a Cuban company responsible for commercializing products developed at CIM, a research institute formed by the government of Cuba.  In connection with a default judgment obtained from a US federal court in Miami, Florida by an individual claimant against the Republic of Cuba, the Cuban government and a number of other parties, including CIM, the claimant has recorded a lien against the US patents that are licensed by us from CIMAB. These are patents US5,891,996 and US6,506,883, each of which expires in November 2015. The claimant also has commenced an action to enforce that default judgment.  If the claimant succeeds in its action to enforce the judgment, ownership of the licensed US patents could be transferred from CIM to the claimant or sold to a third party. Based on the advice of our counsel, we believe that any transfer of the US patents will be subject to our existing license from CIMAB and that any such transfer should have no bearing on our rights under the license agreement.  However, there can be no assurance that any subsequent owner of the US patents will fully cooperate with us in connection with our efforts to continue the development of nimotuzumab in the United States, will not attempt to invalidate our license agreement, or will not attempt to take any other action that could potentially impact our license to the US patents.

We are susceptible to general economic conditions

The past two years have been marked by global economic turmoil.  Economic conditions worsened over the course of 2008 and 2009.  These negative conditions remain substantial risks in 2010. General economic conditions may have a significant impact on YM, including our commercialization opportunities, our ability to raise financing and our ability to work with others upon whom we rely for basic research, manufacture, development and sale of our products.

Risks Related To Our Common Shares, Financial Results and the Offering

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our securityholders.

Our management will have broad discretion with respect to the use of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend most of the net proceeds from this offering in ways that our shareholders may not desire or that do not yield a favourable return. You will not have the opportunity, as part of your investment in our common shares, to influence the manner in which the net proceeds of this offering are used. At the date of this prospectus supplement, we intend to use the net proceeds from this offering to fund our drug development activities and for general corporate purposes, subject to the restrictions on our use of the proceeds from the sale of our common shares to US purchasers. See “Use of Proceeds.” However, our needs may change as our business and the industry we address evolve. As a result, the proceeds we receive in this offering may be used in a manner significantly different from our current expectations.

Because there is no minimum offering amount required as a condition to closing this offering, the actual public offering amount and net proceeds to us, if any, from this offering are not presently determinable and may be substantially less than the maximum offering amounts set forth above.

We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse US federal income tax consequences for US investors.

 We generally will be designated as a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a "PFIC") if (a) 75% or more of our gross income is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% or more of the quarterly average value of our assets produce, or are held for the production of, passive income. US shareholders should be aware that we believe that we constituted a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year.  If we are designated as a PFIC for any taxable year during which a US person holds our warrant shares, it would likely result in materially adverse US federal income tax consequences for such US person, including, but not limited to, any gain from the sale of our warrant shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our warrant shares would be subject to an interest charge, except in certain circumstances.  In addition, US persons that hold our warrant shares should be aware that we will make available to US Holders, upon their written request:  (a) timely and accurate information as to our status as a PFIC and the status of any Subsidiary PFIC in which we own more than 50% of such Subsidiary PFIC’s total aggregate voting power, and (b) for each year in which we are a PFIC provide to a US Holder, upon written request, all information and documentation that a US Holder making a QEF Election with respect to us and such more than 50% owned Subsidiary PFIC is required to obtain for US federal income tax purposes.  US persons that hold warrant shares are generally not eligible to make certain elections available under the Code that are intended to mitigate the adverse tax consequences of the PFIC rules with respect to such warrant shares unless such holder also elects to make a deemed taxable sale of its warrant shares. The PFIC rules are extremely complex. A US person holding our warrant shares is encouraged to consult a tax adviser regarding the PFIC rules and the US federal income tax consequences of the acquisition, ownership, and disposition of our warrant shares.

We may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all.

We will require additional funding for the commercialization of our products, licensed and owned, and if new products are licensed or acquired and put into development. The amount of additional funding required depends on the status of each project or new opportunity at any given time. Our business strategy is to in-license or acquire rights to promising products, further develop those products by progressing the products toward regulatory approval by conducting and managing clinical trials, and finally, generally, to out-license rights to manufacture and/or market resulting products to other pharmaceutical firms generally in exchange for royalties and license fees. Due to the in- and out-licensing arrangements and our dependence on others for the manufacture, development and sale of our in-licensed products, we do not have consistent monthly or quarterly expenditures and cannot determine the amount and timing of required additional funding with any certainty. As at September 30, 2010 we had cash and short-term deposits totalling $40,169,077 and accounts payables and accrued liabilities of $3,422,843.

We assess our additional funding needs on a project-by-project basis from time-to-time. To the extent that we are unable to fund our expenditures from sales, license fees and royalties, it will be necessary to reconsider whether to continue existing projects or enter into new projects, or to access either the public markets or private financings if conditions permit. In addition, we have no established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements on satisfactory terms or at all. Such financing, if required and completed, may have a dilutive effect on the holders of our common shares. There is no assurance that such financing will be available if required or that it will be available on favorable terms.

Our operating results and stock price may fluctuate significantly.

The trading price of our common shares, as with many pharmaceutical and biotechnology companies, has historically been and is likely to remain highly volatile.  The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  Factors such as the efficacy and safety of our products or the products of our competitors, announcements of technological innovations by us or our competitors, governmental regulations, developments in our patents or other proprietary rights, our licensors or our competitors, litigation, fluctuations in our operating results, thin capitalization, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of our common shares. In addition, the price of our common shares is highly volatile since it may take years before any of our licensed products will receive final regulatory approval to be marketed in Canada, the US or other territories, if at all.

There is no assurance that an active trading market in our common shares will be sustained.

Our common shares are listed for trading on the on the NYSE Amex and on the TSX.  However, there can be no assurance that an active trading market in our common shares on these stock exchanges will be sustained.

Our share price is volatile.

The market price of our common shares, as with that of the securities of many other biotechnology companies in the development stage, has been, and is likely to continue to be, highly volatile. This increases the risk of securities litigation related to such volatility. Factors such as the results of our preclinical studies and clinical trials, as well as those of our collaborators or our competitors other evidence of the safety or effectiveness of our products or those of our competitors, announcements of technological innovations or new products by us or our competitors, governmental regulatory actions, developments with our collaborators, developments (including litigation) concerning patent or other proprietary rights of our company or our competitors, concern as to the safety of our products, period-to-period fluctuations in operating results, changes in estimates of our performance by securities analysts, market conditions for biotechnology stocks in general and other factors not within the control of our company could have a significant adverse effect on the market price of our common shares.

We have not paid dividends.

We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future.  We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

Our outstanding common shares could be subject to dilution.

The exercise of stock options and warrants already issued by us and the issuance of other additional securities in the future, including upon the exercise of the warrants offered hereby could result in dilution in the value of our common shares and the voting power represented by the common shares.  Furthermore, to the extent holders of our stock options or other securities exercise their securities and then sell the common shares they receive, our share price may decrease due to the additional amount of our common shares available in the market.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of Nova Scotia, Canada.  Most of our directors and officers, and certain of the experts named herein, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors and officers and the experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.  Investors should not assume that Canadian courts (1) would enforce judgments of US courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the US federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the US federal securities laws or any such state securities or “blue sky” laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the United States.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We have adopted a shareholder rights plan which could make it more difficult for a third party to acquire us, thus potentially depriving our shareholders of a control premium.

We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See “Description of Share Capital, Common Shares and Related Information”.

Risks Related To Our Industry

If our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products.

Each of our products, licensed or owned, must be subjected to additional clinical testing in order to demonstrate the safety and efficacy of our products in humans. Our ability to commercialize our products will depend on the success of currently ongoing clinical trials and subsequent clinical trials that have not yet begun.

We are not able to predict the results of pre-clinical and clinical testing of our drug products. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a drug product will prove to be safe or effective in humans. Further, preclinical data may not be sufficient for regulators to accept positive clinical data for approval to commercialize a product. Pre-clinical data must have been conducted to high regulatory standards and may be found, on review by health regulatory authorities, to be of insufficient quality to support an application for commercialization of our products. In addition, success in one stage of testing is not necessarily an indication that the particular drug product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of our products will yield satisfactory results that will enable us to progress toward commercialization of such products. Unsatisfactory results may have a material adverse effect on our business, financial condition or results of operations as they could result in us having to reduce or abandon future testing or commercialization of particular drug products.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.

Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we have. Our future success depends in part on our ability to maintain a competitive position, including our ability to further progress our products, licensed or owned, through the necessary pre-clinical and clinical trials towards regulatory approval for sale and commercialization. Other companies may succeed in commercializing products earlier than we are able to commercialize our products or they may succeed in developing products that are more effective than our products. With respect to nimotuzamab, we consider our main competitors to be Amgen Inc., AstraZeneca PLC, Bristol-Myers Squibb, Hoffmann-La Roche Ltd., Eli Lilly and Company, Genentech, Inc., Genmab A/S, Merck KGaA and Astellas Pharma Canada, Inc.

With respect to CYT387, we consider our main competitors to be Novartis AG, Eli Lilly and Company, Incyte Corporation, S*Bio Pte Ltd., Onyx Pharmaceuticals and Sanofi-Aventis. With respect to CYT997 we consider our main competitors to be Oxigene, Inc., Antisoma plc and Novartis AG.

Our success depends in part on developing and maintaining a competitive position in the development and commercialization of our products, licensed or owned, and technological capabilities in our areas of expertise. The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that developments by others will not render our products non-competitive or that we or our licensors will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our products and may be more effective or less costly than our products. In addition, other forms of medical treatment may offer competition to the products.  The success of our competitors and their products and technologies relative to our technological capabilities and competitiveness could have a material adverse effect on the future pre-clinical and clinical trials of our products, including our ability to obtain the necessary regulatory approvals for the conduct of such trials.

We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.

Securing final regulatory approval for the manufacture and sale of human therapeutic products in Canada and our other markets, including the US, is a long and costly process that is controlled by that particular country’s national regulatory agency. The national regulatory agency in Canada is Health Canada, in Europe it is the EMEA and in the US it is the FDA. Other national regulatory agencies have similar regulatory approval processes, but each is different. Approval in Canada, Europe or the US does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

Prior to obtaining final regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to GMP during production and storage and control of marketing activities, including advertising and labelling.

None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products. To date we have obtained various regulatory clearances to develop and test our products. CYT387 has been cleared for use in clinical trials by the FDA, Health Canada and the Australian Department of Health and Ageing – Therapeutic Goods Administration and CYT997 by the latter. CYT387 has been designated an orphan drug by the FDA for the treatment of myelofibrosis. Nimotuzumab has been cleared for testing in the US, Canada, Europe, Japan, Korea and Indonesia/Malaysia/Singapore and has been designated as an orphan drug for certain indications in Europe and the US. It is in Phase II and III trials in certain of those territories.

Nimotuzumab, which is being developed in Canada, the US, Europe, Japan, Korea, certain African countries and Southeast Asian countries sub-licensed by YM, is also being separately developed, tested or marketed in Argentina, Brazil, China, Cuba, India and Mexico, amongst others. The US established an embargo against Cuba in 1961, reinforced by the Helms-Burton Act in 1996, and Cuba is among several nations which have been identified by the US Department of State as being a state sponsoring terrorism. As such the US Government has put in place certain limitations on conduct of business with Cuba and anti-terrorism legislation against Cuba. Although as of the date of this filing such anti-terrorism controls have not had any adverse effect on our operations, because of the anti-terrorism controls and the Helms-Burton Act, there is no assurance that the Company will be able to complete clinical testing in the US or obtain OFAC or final regulatory approval in order to successfully commercialize nimotuzumab in the US. We were successful in September 2006 in our application for a Special License to import nimotuzumab for a clinical trial in the US, received clearance for this trial from the FDA following the fiscal 2007 year end and subsequently received a Special License in 2009 to treat any solid tumors with further FDA clearances in 2010.

There can be no assurance that the licensed products will be successfully commercialized. The process of completing clinical testing and obtaining final regulatory approval to market the licensed products is likely to take a number of years for most of the licensed products and require the expenditure of substantial resources. Any failure to obtain, or a delay in obtaining, such approvals could adversely affect our ability to develop the product and delay commercialization of the product. Further, there can be no assurance that our licensed products will prove to be safe and effective in clinical trials under the standards of the regulations in our territories or receive applicable regulatory approvals from applicable regulatory bodies.

Changes in government regulations, although beyond our control, could have an adverse effect on our business.

We have, or have had, licenses with, or clinical trials at, various academic organizations, hospitals and companies in Australia, Canada, Cuba, India, Italy, Japan, Korea, Germany, the US, the United Kingdom, countries in Southeast Asia and other countries and we depend upon the validity of our licenses and access to the data for the timely completion of clinical research in those jurisdictions. Any changes in the drug development regulatory environment or shifts in political attitudes of a government are beyond our control and may adversely affect our business.

Our business may also be affected in varying degrees by such factors as government regulations with respect to intellectual property, regulation or export controls. Such changes remain beyond our control and the effect of any such changes cannot be predicted.

These factors could have a material adverse effect on our ability to further develop our licensed products.

Risks Related To Intellectual Property And Litigation

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

Our success will depend, in part, on our ability and our licensors’ ability to obtain patents, maintain trade secrets protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. Certain licensors and the institutions that they represent, and in certain cases, us on behalf of the licensors and the institutions that they represent, have filed and are actively pursuing certain applications for Canadian and foreign patents. The patent position of pharmaceutical and biotechnology firms is uncertain and involves complex legal and financial questions for which, in some cases, certain important legal principles remain unresolved. There can be no assurance that the patent applications made in respect of the owned or licensed products will result in the issuance of patents, that the term of a patent will be extendable after it expires in due course, that the licensors or the institutions that they represent will develop additional proprietary products that are patentable, that any patent issued to the licensors or us will provide us with any competitive advantages, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent or successfully challenge the patents obtained in respect of the licensed products. The cost of obtaining and maintaining patents is high. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the licensed products or, if patents are issued, design around the patent for the product. There can be no assurance that our processes or products or those of our licensors do not or will not infringe upon the patents of third parties or that the scope of our patents or those of our licensors will successfully prevent third parties from developing similar and competitive products.

Much of our know-how and technology may not be patentable, though they may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. To help protect our intellectual property rights and proprietary technology we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

We maintain patents in connection with CYT387, CYT997 and nimotuzumab. There may also be risks related to nimotuzumab as our license originates from Cuba.  Cuba is a formally socialist country and, under the current patent law, ownership of the inventions of the Cuban inventors for which patent applications have been filed rests with the State. The material license agreement for our Cuban sourced products is a license agreement between us and CIMAB, dated May 3, 1995, as amended, with respect to nimotuzumab. There is no guarantee that, with any future changes in the political regime, the Cuban government would continue to honour such a license agreement.

Our potential involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to maintain our intellectual property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued or licensed to us will not be challenged. Our ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. In addition, enforcement of our patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Even if such claims are found to be invalid, our involvement in intellectual property litigation could have a material adverse effect on our ability to out-license any products that are the subject of such litigation. In addition, our involvement in intellectual property litigation could result in significant expense, which could materially adversely affect the use or licensing of related intellectual property and divert the efforts of our valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor.

Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.

Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain clinical trial liability insurance with an ultimate net loss value of up to $10 million per claim and a policy aggregate of $10 million. We currently have no other product liability insurance and there can be no assurance that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could have a material adverse effect on our business by preventing or inhibiting the commercialization of our products, licensed and owned, if a product is withdrawn or a product liability claim is brought against us.

Risks Related To Being A Canadian Entity

We are governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, US.

The material differences between the Nova Scotia Companies Act (the “NSCA”) as compared to the Delaware General Corporation Law (“DGCL”) which may be of most interest to shareholders include the following: (i) for material corporate transactions (such as amalgamations, other extraordinary corporate transactions, amendments to the memorandum of association and amendments to the articles of association) the NSCA generally requires three-quarter majority vote by shareholders which in most instances requires a confirmatory resolution by a majority of the shareholders (and, in addition, especially where the holders of a class of shares is being affected differently from others, approval will be required by holders of two-thirds of the shares of such class voting in a meeting called for the purpose), whereas DGCL generally only requires a majority vote of shareholders for similar material corporate transactions; (ii) quorum for shareholders meetings is not prescribed under the NSCA and is only 5% under our articles of association, whereas under DGCL, quorum requires the holders of a majority of the shares entitled to vote to be present; and (iii) our articles of association require a special resolution and the Corporations Miscellaneous Provisions Act (Nova Scotia) requires three-quarters of all shareholders entitled to vote to pass a resolution for one or more directors to be removed, whereas DGCL only requires the affirmative vote of a majority of the shareholders.

TRADING PRICE AND VOLUME

Our common shares are listed on the NYSE Amex under the symbol “YMI” and on the TSX under the symbol “YM”.  The following table sets forth, for the periods indicated, the reported high and low prices and the average volume of trading of our common shares on the NYSE Amex and TSX:

	NYSE Amex (US$)			TSX (C$)
Calendar Period	High	Low	Daily Avg. Volume	High	Low	Daily Avg. Volume
January 2010	$1.85	$1.27	342,454	$1.99	$1.33	118,023
February 2010	$1.75	$1.42	145,778	$1.85	$1.50	31,743
March 2010	$1.57	$1.10	1,009,743	$1.53	$1.13	180,999
April 2010	$1.76	$1.15	1,627,907	$1.79	$1.17	274,424
May 2010	$1.54	$1.16	597,129	$1.56	$1.25	81,734
June 2010	$1.38	$1.12	374,329	$1.42	$1.00	112,638
July 2010	$1.52	$1.06	394,351	$1.56	$1.19	43,587
August 2010	$1.55	$1.24	418,794	$1.58	$1.29	25,583
September 2010	$1.70	$1.32	282,301	$1.74	$1.40	36,925
October 2010	$2.18	$1.69	476,701	$2.25	$1.74	65,281
November 2010	$2.22	$1.77	545,237	$2.20	$1.80	52,254
December 2010	$2.55	$1.59	1,663,734	$2.56	$1.61	153,482
January 1, 2010 to January 13, 2010	$2.75	$2.20	1,395,848	$2.74	$2.18	116,622

PRIOR SALES

Other than as disclosed in Notes 8, 9, 10 and 11 to our audited annual financial statements for the year ended June 30, 2010, which are incorporated by reference into this prospectus supplement, and Notes 6, 7, 8 and 9 to our unaudited interim financial statements for the three-month period ended September 30, 2010, which are incorporated by reference into this prospectus supplement, set forth below is a summary of the securities issued by us during the twelve month period as of January 13, 2011.

Between October 1, 2010 and January 13, 2011, our employees exercised an aggregate of 315,975 stock options.

Between October 15, 2010 and January 13, 2011, we issued 600,529 common shares at $1.60 per common share in connection with the exercise of warrants.

Between December 3, 2010 and January 3, 2011, we issued options to purchase 80,000 common shares to certain employees.

On December 17, 2010, we issued 25,000,000 common shares at a price of $1.60 per common share, in connection with the Offering.

On December 23, 2010, we issued 3,750,000 common shares at a price of $1.60 per common share, in connection with the exercise in full by the underwriters of their over-allotment option under the Offering.

On January 10, 2011, we issued 40,000 common shares at a price of $2.72 per common share, pursuant to a controlled equity offering sales agreement, dated April 23, 2010, as amended on January 7, 2001, between Cantor Fitzgerald & Co. and us.

USE OF PROCEEDS

From time to time, when the warrants are exercised, we may receive proceeds equal to the aggregate exercise price of such warrants.  Assuming that all of the warrants are exercised prior to the expiry time and that no adjustment based on the anti-dilution provisions contained in the warrant certificate has taken place, the gross proceeds to us from the exercise of all of the warrants sold in the unit offering (including those warrants which have been exercised prior to the date of this prospectus supplement) will be approximately $11,666,400.

We intend to use any net proceeds from the exercise of the warrants to fund our drug development activities and for general corporate purposes. We have agreed not to use the proceeds of this offering for any purpose that would violate the Cuba sanctions or any licenses we have or in the future may obtain from the US Office of Foreign Assets Contract (“OFAC”).

The amounts actually expended for the purposes described above may vary significantly depending upon, among other things, the progress of our research and development programs, regulatory filings and approvals, technological advances, activities in anticipation of the commercialization of our products, the terms of any collaborative or in-licensing arrangements and the status of competitive products.

Because the US government has imposed sanctions that prohibit persons subject to US jurisdiction from participating in financing transactions that would support our Cuban licensed products and technologies, the proceeds from the exercise of warrants by US holders will be used only to fund our drug development activities not related to Cuba and for general corporate purposes not related to our Cuban licensed products and technologies. This does not apply to expenditures directly related to clinical development of nimotuzumab in the US as permitted under the OFAC licenses, including for trials that have been cleared for initiation in the US by the US Federal Drug Administration, or as otherwise authorized from time to time by OFAC.

DETAILS OF THE OFFERING

Our authorized share capital consists of 500,000,000 common shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value. As of January 13, 2011, there were 110,029,608 common shares, no Class A non-voting common shares and no Class A or Class B preferred shares outstanding.

All of the common shares rank equally to voting rights, participation in a distribution of the assets of our company on a liquidation, dissolution or winding-up of our company and the entitlement to dividends. The holders of our common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the common shares at the meetings. Each common share carries with it the right to one vote. In the event of the liquidation, dissolution or winding-up of our company the holders of our common shares will be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our company, to receive, on a pro rata basis, share for share, with the Class A non-voting common shares, all of our remaining property. There are no pre-emptive or conversion rights and no provisions for redemption, retraction, purchase for cancellation or surrender or singing or purchase funds.

TERMS OF WARRANTS

The following is a summary of the material attributes and characteristics of the warrants.

Each warrant entitles the holder to purchase one warrant share upon payment of $1.60, subject to adjustment as summarized below, at any time beginning on September 10, 2010 until 5:00 p.m. (Toronto time) on March 10, 2015.

There is no market through which the warrants may be sold and purchasers may not be able to resell the warrants purchased under the prospectus supplement.  This may affect the pricing of the warrants in the secondary market, the transparency and availability of trading prices, the liquidity of such warrants, and the extent of issuer regulation.  See “Risk Factors”.

The rights evidenced by the warrants may be exercised by the holder by providing to us at 5045 Orbiter Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4 the certificate representing the warrants and a duly completed subscription form together with either payment of the exercise price or notice of cashless exercise in accordance with the terms of the warrants.

The terms of the warrants will provide for adjustment in the number of warrant shares and/or the exercise price per warrant share upon the occurrence of certain events, including:

(i)
the declaration of a dividend or other distribution payable into common shares (or securities exchangeable for or convertible into common shares), other than dividends paid in the ordinary course (as used in this paragraph, “dividends paid in the ordinary course” means dividends declared payable on our common shares (whether in cash, securities, property or assets) in any fiscal year of the corporation to the extent that such dividends do not exceed, in the aggregate, the greater of: (i) the aggregate value of dividends declared payable by us on our common shares in our immediately preceding fiscal year; (ii) the arithmetic mean of the aggregate value of dividends declared payable by us on our common shares in our three immediately preceding fiscal years; and (iii) 100% of our aggregate consolidated net income, before extraordinary items, for our immediately preceding fiscal year (such consolidated net income to be computed in accordance with Canadian generally accepted accounting principles);

(ii)	the subdivision or change of our common shares into a greater number of shares;

(iii)	the reduction, combination or consolidation of our common shares into a lesser number of shares;

(any of such events in paragraphs (i), (ii) or (iii) above being called a “Share Reorganization”)

(iv)
the issuance to all or substantially all of the holders of our common shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase common shares (or securities convertible into or exchangeable for common shares) at a price per share (or having a conversion or exchange price per share) which is less than 95% of the “current market price”, as defined in each certificate representing warrants, for our common shares on such record date (any such event being called a “Rights Offering”); and

(v)
the payment, issuance or distribution to all or substantially all of the holders of our common shares of (a) a dividend, (b) cash or assets (including  evidences of our indebtedness), or (iii) rights or other securities (including without limitation, securities convertible into or exchangeable for common shares), and such payment, issue or distribution does not constitute a “dividend paid in the ordinary course”, a Share Reorganization or a Rights Offering (each as defined above).

Each certificate representing the warrants also provides for adjustment in the class and/or number of securities issuable upon the exercise of the warrants and/or exercise price per security in the event of the following additional events:

(i)	reorganization, reclassification or other change of common shares at any time outstanding or change of our common shares into other shares or into other securities (other than a Share Reorganization);

(ii)	consolidation, amalgamation, arrangement or merger of our corporation with or into any other corporation or other entity; or

(iii)
the transfer of all or substantially all of our undertaking or assets to another corporation or entity in which the holders of common shares are entitled to receive shares, other securities or property, including cash.

No adjustment to the exercise price or the number of warrant shares will be required to be made unless the cumulative effect of the such adjustment or adjustments would result in a change of at least 1% in the prevailing exercise price or a change in the number of warrant shares purchasable upon exercise by at least one warrant share, as the case may be.

We also covenant in each certificate representing the warrants that, during the period in which the warrants are exercisable, we will give notice to each registered holder of warrants (each, a “warrantholder”) of certain stated events, including events that would result in an adjustment to the exercise price for the warrants or the number of warrant shares issuable upon exercise of the warrants, at least seven days prior to the record date or effective date, as the case may be, of such event.

No fractional common shares will be issuable upon the exercise of any warrants.  Warrantholders do not have any voting or pre-emptive rights or any other rights which a holder of common shares would have.

PLAN OF DISTRIBUTION

This prospectus supplement relates to the issuance of: (i) up to 7,590,951 common shares, issuable from time to time, on exercise of 7,590,951 warrants (issued by us on March 10, 2010); and (ii) such indeterminate number of additional common shares that may be issuable by reason of the anti-dilution provisions contained in the terms and conditions of the warrants.  See “Terms of Warrants”.

This prospectus supplement registers the offering of the securities to which it relates under the US Securities Act, in accordance with the multi-jurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces of Canada.  This prospectus supplement does not qualify the distribution of the common shares in any province or territory of Canada.

The common shares to which this prospectus supplement relates will be sold directly by us to holders of warrants, as the case may be, on the exercise of such warrants.  No underwriters, dealers or agents will be involved in these sales. No underwriter has been involved in the preparation of, or has performed any review of, this prospectus supplement or the accompanying prospectus.

No person holding warrants may exercise the warrants during any period of time when a registration statement covering the common shares issuable pursuant to such exercise is not effective or an exemption or exclusion from the registration requirements of the US Securities Act is not otherwise available. If a registration statement under the US Securities Act is not effective, the warrants may be exercised on a net cashless basis.

The transfer agent of our common shares is Mellon Investor Services LLC in the United States and Canadian Stock Transfer Company Inc. in Canada.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the material US federal income tax consequences applicable to a US Holder (as defined below) arising from and relating to the ownership and disposition of our common shares received upon exercise of warrants (“warrant shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax considerations that may apply to a US Holder as a result of the acquisition of warrant shares pursuant to this prospectus supplement.  In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax considerations applicable to such US Holder.  Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder.  Each US Holder should consult its own tax adviser regarding the US federal, US federal alternative minimum, US federal estate and gift, US state and local, and foreign tax consequences relating to the acquisition, ownership, and disposition of warrant shares.

 No ruling from the US Internal Revenue Service (the “IRS”) or legal opinion has been requested, or will be obtained, regarding the US. Federal income tax considerations applicable to US Holders as discussed in this summary.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the US courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY US FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A US HOLDER (AS DEFINED BELOW), FOR THE PURPOSE OF AVOIDING US FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS PROSPECTUS SUPPLEMENT. EACH US HOLDER SHOULD SEEK US FEDERAL TAX ADVICE, BASED ON SUCH US HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Authorities

 This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), US court decisions, published IRS rulings, published administrative positions of the IRS, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-US Tax Convention”), that are applicable and, in each case, as in effect and available, as of the date of this prospectus supplement.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the US federal income tax considerations described in this summary.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

 US Holders

 For purposes of this summary, a “US Holder” is a beneficial owner of warrant shares acquired pursuant to this prospectus supplement that is (a) an individual who is a citizen or resident of the US for US federal income tax purposes, (b) a corporation, or other entity classified as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the US or any state in the US, including the District of Columbia, (c) an estate if the income of such estate is subject to US federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

Non-US Holders

For purposes of this summary, a “non-US Holder” is a beneficial owner of warrant shares that is not a US Holder.  This summary does not address the US federal income tax consequences to non-US Holders arising from and relating to the acquisition, ownership, and disposition of warrant shares.  Accordingly, a non-US Holder should consult its own tax advisor regarding the US federal, US federal alternative minimum, US federal estate and gift, US state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of warrant shares.

US Holders Subject to Special US Federal Income Tax Rules Not Addressed

This summary does not address the US federal income tax considerations applicable to US Holders that are subject to special provisions under the Code, including the following:  (a) US Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) US Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) US Holders that are dealers in securities or currencies or US Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) US Holders that have a “functional currency” other than the US dollar; (e) US Holders that own warrant shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) US Holders that acquired warrant shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) US Holders that hold warrant shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) US Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the US federal income tax considerations applicable to US Holders who are (a) US expatriates or former long-term residents of the US, (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold warrant shares in connection with carrying on a business in Canada; (d) persons whose warrant shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-US Tax Convention.  US Holders that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own tax advisor regarding the US federal, US federal alternative minimum, US federal estate and gift, US state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of warrant shares.

If an entity that is classified as a partnership for US federal income tax purposes holds warrant shares, the US federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners.  Partners of entities that are classified as partnerships for US federal income tax purposes should consult their own tax advisor regarding the US federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of warrant shares.

Passive Foreign Investment Company Rules

If we are considered a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) at any time during a US Holder’s holding period, the following sections will generally describe the US federal income tax consequences to US Holders of the acquisition, ownership, and disposition of warrant shares.  Under the recently enacted Hiring Incentives to Restore Employment Act, each United States person who is a shareholder of a PFIC is required to file an annual report with the IRS, which filing would be in addition to any other information reporting requirements described in the section entitled “Information Reporting; Backup Withholding Tax.”

PFIC Status

We will generally will be a PFIC if, for a tax year, (a) 75% or more of our gross income for such tax year is passive income or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.  “Gross income” generally means all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of its trade or business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that we receive or accrue from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if we are a PFIC, US Holders will be deemed to own their proportionate share of any of our subsidiaries which is also a PFIC (a “Subsidiary PFIC”), and will be subject to US federal income tax on their proportionate share of any (i) a distribution on the shares of a Subsidiary PFIC and (ii) a disposition or deemed disposition of common shares of a Subsidiary PFIC, both as if such US Holders directly held the shares of such Subsidiary PFIC.

We believe that we were classified as a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year.  The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations.  In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.  Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or a Subsidiary PFIC) concerning our PFIC status or that we (and each Subsidiary PFIC) were not, or will not be, a PFIC for any tax year.  Each US Holder should consult its own tax advisor regarding the PFIC status of us and each Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the US federal income tax consequences to a US Holder of the acquisition, ownership, and disposition of warrant shares will depend on whether such US Holder makes an election to treat us (and/or a Subsidiary PFIC) as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to the warrant shares.  A US Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing US Holder.”

A Non-Electing US Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of warrant shares and (b) any excess distribution received on the warrant shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a US Holder’s holding period for the warrant shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of warrant shares of a PFIC (including an indirect disposition of common shares of a Subsidiary PFIC), and any excess distribution received on such warrant shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a US Holder) must be ratably allocated to each day in a Non-Electing US Holder’s holding period for the warrant shares (which includes the holding period of the warrants exercised to obtain such warrant shares).  The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.  The amounts allocated to any other tax year would be subject to US federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.  A Non-Electing US Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing US Holder holds warrants or warrant shares, we will continue to be treated as a PFIC with respect to such Non-Electing US Holder, regardless of whether we cease to be a PFIC in one or more subsequent years.  If we cease to be a PFIC, a Non-Electing US Holder may terminate this deemed PFIC status with respect to warrant shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such warrant shares were sold on the last day of the last tax year for which we were a PFIC.  No such election, however, may be made with respect to warrants.

Under proposed Treasury Regulations, if a US holder has an option, warrant, or other right to acquire stock of a PFIC (such as the warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code.  Under rules described below, the holding period for the warrant shares will begin on the date a US Holder acquires the warrants.  This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the warrant shares.  Thus, a US Holder will have to account for warrant shares under the PFIC rules and the applicable elections differently.  See discussion below under “QEF Election” and under “Market-to-Market Election”.

QEF Election

Generally, a US Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its warrant shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its warrant shares.  A US Holder that makes a timely and effective QEF Election will be subject to US federal income tax on such US Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such US Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such US Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A US Holder that makes a QEF Election will be subject to US federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether we actually distributed such amounts to such US Holder.  However, for any tax year in which we are a PFIC and have no net income or gain, US Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election.  If a US Holder that made a QEF Election has an income inclusion, such a US Holder may, subject to certain limitations, elect to defer payment of current US federal income tax on such amounts, subject to an interest charge.  If such US Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A US Holder that makes a QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our “earnings and profits” that were previously included in income by the US Holder because of such QEF Election and (b) will adjust such US Holder’s tax basis in its warrant shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a US Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of warrant shares.

The procedure for making a QEF Election, and the US federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the US Holder’s holding period for its warrant shares in which we were a PFIC.  A US Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such US Holder files a US federal income tax return for such year.

A timely QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a US Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC.  Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the US Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

As discussed above, under proposed Treasury Regulations, if a US Holder has an option, warrant or other right to acquire stock of a PFIC (such as the warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code.  However, a holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right or to acquire PFIC stock.  In addition, under proposed Treasury Regulations, if a US Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, if a US Holder of warrants makes a QEF Election, such election generally will not be treated as a timely QEF Election with respect to warrant shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such US Holder’s warrant shares.  However, a US Holder of warrant shares should be eligible to make a timely QEF Election if such US Holder elects in the tax year in which such warrant shares are received to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such warrant shares were sold for fair market value on the date such US Holder acquired them.  In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the warrants by a US Holder will be subject to the rules of Section 1291 of the Code discussed above.  Each US Holder should consult its own tax advisor regarding the application of the PFIC rules to the warrants and warrant shares.

The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS.  A US Holder generally makes a QEF Election by attaching an appropriately completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed US federal income tax return for the tax year to which the election relates.  Retroactive QEF Elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.  In order to comply with the requirements of a QEF Election, a US Holder must receive certain information from us.

We will make available to US Holders, upon their written request:  (a) timely and accurate information as to our status as a PFIC and the status of any Subsidiary PFIC in which we own more than 50% of such Subsidiary PFIC’s total aggregate voting power, and (b) for each year in which we are a PFIC provide to a US Holder, upon written request, all information and documentation that a US Holder making a QEF Election with respect to us and such more than 50% owned Subsidiary PFIC is required to obtain for US federal income tax purposes.  Because we may hold 50% or less of the aggregate voting power of one or more Subsidiary PFICs at any time, US Holders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply US Holders with information that such US Holders require to report under the QEF rules, in the event that we are a PFIC and a US Holder wishes to make a QEF Election with respect to any such Subsidiary PFIC.  With respect to Subsidiary PFICs for which we do not or the US Holders do not obtain the required information, US Holders will continue to be subject to the rules discussed above that apply to Non-Electing US Holders with respect to the taxation of gains and excess distributions.  Each US Holder should consult his, her or its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to us and any Subsidiary PFIC.

Mark-to-Market Election

A US Holder may make a Mark-to-Market Election only if the warrant shares are marketable stock.  The warrant shares generally will be “marketable stock” if the warrant shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.  If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A US Holder that makes a Mark-to-Market Election with respect to its warrant shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such warrant shares.  However, if a US Holder does not make a Mark-to-Market Election beginning in the first tax year of such US Holder’s holding period for its warrant shares or such US Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, its warrant shares

Any Mark-to-Market Election made by a US Holder for its warrant shares will also apply to such US Holder’s warrant shares.  As a result, if a Market-to-Market Election has been made by a US Holder with respect to its warrant shares, any warrant shares received will automatically be marked-to-market in the year of exercise.  Because a US Holder’s holding period for warrant shares includes the period during which such US Holder held the warrants, a US Holder will be treated as making a Mark-to-Market Election with respect to its warrant shares after the beginning of such US Holder’s holding period for the warrant shares.  Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which warrant shares are received.  However, the general mark-to-market rules will apply to subsequent tax years.

A US Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of any warrant shares, as of the close of such tax year over (b) such US Holder’s tax basis in any warrant shares.  A US Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such US Holder’s adjusted tax basis in any warrant shares, over (ii) the fair market value of any warrant shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A US Holder that makes a Mark-to-Market Election generally also will adjust such US Holder’s tax basis in the warrant shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of warrant shares, a US Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the warrant shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each US Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a US Holder may be eligible to make a Mark-to-Market Election with respect to the warrant shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a US Holder is treated as owning because such stock is not marketable.  Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a US Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of warrant shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific US federal income tax consequences to a US Holder may vary based on the manner in which warrant shares are transferred.

Certain additional adverse rules will apply with respect to a US Holder if the Company is a PFIC, regardless of whether such US Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a US Holder that uses warrants or warrant shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such warrants or warrant shares.

In addition, a US Holder who acquires warrants or warrant shares from a decedent will not receive a “step up” in tax basis of such warrants or warrant shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a US Holder may claim on a distribution from a PFIC.  Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit.  The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a US Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each US Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the US federal income tax consequences of the acquisition, ownership, and disposition of warrant shares.

US Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Warrant Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Warrant Shares

Subject to the PFIC rules discussed above, a US Holder that receives a distribution, including a constructive distribution, with respect to a warrant share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits”, as computed for US federal income tax purposes.  A dividend generally will be taxed to a US Holder at ordinary income tax rates.  To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of a US Holder's tax basis in the warrant shares and thereafter as gain from the sale or exchange of such warrant shares.  (See “ Sale or Other Taxable Disposition of Warrant Shares” below).  However, we do not intend to maintain the calculations of earnings and profits in accordance with US federal income tax principles, and each US Holder should therefore assume that any distribution by us with respect to the warrant shares will constitute ordinary dividend income.  Dividends received on warrant shares generally will not be eligible for the “dividends received deduction”.  In addition, dividends received on warrant shares generally are expected not to be considered “qualified dividend income”, and thus are not expected to be eligible for the preferential tax rates applicable to long-term capital gains.  The dividend rules are complex, and each US Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Warrant Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of warrant shares, a US Holder generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received and (ii) such US Holder’s tax basis in such warrant shares sold or otherwise disposed of.  Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the warrant shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a US Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gain of a US Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a US Holder in foreign currency or on the sale, exchange or other taxable disposition of warrant shares generally will be equal to the US dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into US dollars at that time).  If the foreign currency received is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt.  Any US Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be US source income or loss for foreign tax credit purposes.  Each US Holder should consult its own US tax advisor regarding the US federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a US Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the warrant shares generally will be entitled, at the election of such US Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a US Holder’s US federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a US Holder’s income subject to US federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder’s US federal income tax liability that such US Holder’s “foreign source” taxable income bears to such US Holder’s worldwide taxable income.  In applying this limitation, a US Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “US source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a US Holder should be treated as US source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the warrant shares that is treated as a “dividend” may be lower for US federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a US Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each US Holder should consult its own US tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under US federal income tax law and Treasury regulations, certain categories of US Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, recently enacted legislation generally imposes new US return disclosure obligations (and related penalties) on US Holders that hold certain specified foreign financial assets in excess of $50,000.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-US person, any financial instrument or contract held for investment that has an issuer or counterparty other than a US person and any interest in a foreign entity.  U. S. Holders may be subject to these reporting requirements unless their warrant shares are held in an account at a domestic financial institution.  Penalties for failure to file certain of these information returns are substantial.  US Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to a Mark-to-Market or QEF Election.

Payments made within the US, or by a US payor or US middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the warrant shares generally may be subject to information reporting and backup withholding tax, at the current rate of 28%, if a US Holder (a) fails to furnish such US Holder’s correct US taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect US taxpayer identification number, (c) is notified by the IRS that such US Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such US Holder has furnished its correct US taxpayer identification number and that the IRS has not notified such US Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the US backup withholding tax rules will be allowed as a credit against a US Holder’s US federal income tax liability, if any, or will be refunded, if such US Holder furnishes required information to the IRS in a timely manner.  Each US Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Heenan Blaikie LLP, counsel to the Corporation (“Counsel”) the following, as of the date hereof, is a fair and adequate summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to the acquisition, holding and disposition of common shares issuable from time to time upon the exercise of warrants, by a holder who acquired warrants pursuant to the offering of units and who, for purposes of the the Tax Act and at all relevant times deals at arm’s length and is not affiliated with the Corporation and will hold the common shares as capital property.  The common shares will generally constitute capital property to a holder thereof unless the holder holds the common shares in the course of carrying on a business of buying and selling securities or acquires the common shares in a transaction or transactions considered to be an adventure in the nature of trade.  Certain holders resident in Canada for purposes of the Tax Act who might not otherwise be considered to hold their common shares as capital property, in certain circumstances, may be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have the common shares and every other “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Holders contemplating such election should consult their own tax advisors for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances.

This summary is not applicable to a holder: (i) that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules); (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which is a “tax shelter investment” (as defined in the Tax Act); (iv) to which the “functional currency” reporting rules in section 261 of the Tax Act apply.

This summary is based upon the facts set out in the prospectus, the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and Counsel’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”) which have been made publicly available prior to the date hereof. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law or administrative practice, nor does it take into account provincial or territorial tax laws of Canada or the tax laws of any foreign jurisdiction. No assurance can be given that the Proposed Amendments will be enacted as proposed (or at all) or that legislative, judicial or administrative changes will not alter the statements made herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in common shares. The income and other tax consequences of acquiring, holding and disposing of common shares will vary according to the status of the holder, the province or provinces or territory or territories in which the holder resides or carries on business and, generally, the holder’s own particular circumstances. Accordingly, each prospective holder should obtain independent advice regarding the income tax consequences of investing in the common shares with reference to the holder’s own particular circumstances.

Currency

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of common shares and warrants (including dividends received or deemed to have been received, adjusted cost base and proceeds of disposition) must generally be converted into Canadian dollars using the relevant exchange rate quoted by the Bank of Canada at noon on the relevant day or such other rate or rates of exchange acceptable to the Minister of National Revenue (Canada).

Exercise of Warrants

No gain or loss will be realized by a Holder upon the exercise of a warrant. A Holder’s cost of a common share acquired on the exercise of a warrant will be the aggregate of the adjusted cost base to the Holder of the warrant so exercised and the exercise price paid for such common share under the terms of the warrant. The cost of any common share acquired on the exercise of a warrant by a Holder will be averaged with the adjusted cost base to the holder of any other common shares held by the Holder as capital property at that time to determine the adjusted cost base of the common share so acquired.

Holders Resident in Canada

The following part of the summary is applicable to a holder who, at all relevant times, is or is deemed to be resident in Canada for the purpose of the Tax Act and any applicable income tax treaty or convention (a “Canadian Holder”).

Taxation of Dividends on Common Shares

Dividends (including deemed dividends) received on the common shares by a Canadian Holder who is an individual (other than by certain trusts) will be included in the individual’s income and will generally be subject to the gross-up and the dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. To the extent the Corporation designates the dividends as “eligible dividends” in the prescribed manner, the Canadian Holder will be subject to the enhanced gross-up and dividend tax credit rules.  There may be limitations on the ability of the Corporation to designate dividends as “eligible dividends”.

Dividends (including deemed dividends) received on the common shares by a Canadian Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing the corporation’s taxable income.

A Canadian Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33⅓ % refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the common shares to the extent such dividends are deductible in computing its taxable income.

Disposition of Common Shares

A disposition or deemed disposition of a common share (other than to the Corporation) will result in the Canadian Holder thereof realizing a capital gain (or a capital loss) in the taxation year in which the disposition occurs equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the Canadian Holder’s adjusted cost base of such shares and reasonable costs of the disposition.  The tax treatment of capital gains and capital losses is discussed below under the heading “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

One half of any such capital gain (a “taxable capital gain”) must be included in computing the income of the Canadian Holder in the year of disposition, and one half of any such capital loss (an “allowable capital loss”) generally must be applied to reduce taxable capital gains realized by the Canadian Holder in the year of disposition. Allowable capital losses in excess of taxable capital gains for the year of disposition generally may be applied by the Canadian Holder to reduce net taxable capital gains realized in any of the three preceding years or in any subsequent year, subject to the applicable provisions of the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of a common share by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the common share to the extent and in the circumstances prescribed by the Tax Act. Analogous rules may apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns common shares. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

A subscriber that is a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional 6⅔% refundable tax on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains.

Alternative Minimum Tax

Individuals, including certain trusts, are subject to an alternative minimum tax. Generally, dividends received or deemed to be received on the common shares and capital gains realized on a disposition or deemed disposition of common shares or warrants may increase a Canadian Holder’s liability for alternative minimum tax. Canadian Holders should consult their own advisors with respect to alternative minimum tax.

Holders Not Resident in Canada

This part of the summary is generally applicable to a holder who, at all relevant times, is neither resident nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, and who does not use or hold, and is not deemed to use or hold, the common shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules not discussed in this summary may apply to a non¬resident insurer carrying on an insurance business in Canada and elsewhere; such insurers should consult their own tax advisors.

Taxation of Dividends on Common Shares

Amounts paid or credited or deemed to be paid or credited to a Non-Resident Holder as, on account or in lieu of, or in satisfaction of a dividend on the common shares will be subject to a Canadian withholding tax under the Tax Act at a rate of 25%, subject to reduction under the provisions of any applicable income tax treaty or convention.  For example, under the Canada-United States Tax Convention (1980) (the “Canada-US Treaty”), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Canada-US Treaty, is generally reduced to 15% (unless the beneficial owner is a company that owns at least 10% of the voting stock of the Corporation, in which case the rate is reduced to 5%).

Disposition of Common Shares

A Non-Resident Holder of common shares will not generally be subject to income tax under the Tax Act in respect of the disposition or deemed disposition of such shares, unless the common shares constitute “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

If the Common Shares are listed on a designated stock exchange, which currently includes the TSX, at the time of disposition, the Common Shares will not constitute taxable Canadian property of a Non-Resident Holder, unless at any time during the 60 month period immediately preceding the disposition, (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued Common Shares or any other class of shares of the Corporation and, (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), or options in respect of, interests in, or civil law rights in such properties.

In the event that the common shares constitute or are deemed to constitute taxable Canadian property to any Non-Resident Holder, the tax consequences of realizing a capital gain on the disposition of such shares as described above under the heading “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses” generally will apply, subject to the Non-Resident Holder being entitled to relief under the provisions of an applicable income tax treaty or convention.  Non-Resident Holders whose common shares may be taxable Canadian property should consult with their own tax advisors for advice having regard to their particular circumstances.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Canadian securities regulatory authorities and the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. These documents are also available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at http://www.sedar.com.

LEGAL MATTERS

Certain Canadian legal matters in connection with the issuance of the common shares issuable upon exercise of the warrants will be passed upon for us by Heenan Blaikie LLP, Toronto, Ontario, our Canadian counsel, and certain United States legal matters in connection with the issuance of such common shares will be passed upon for us by Dorsey & Whitney LLP, Vancouver, B.C. and Seattle, Washington, our US counsel.  The partners and associates of Heenan Blaikie LLP as a group, the partners and associates of Dorsey & Whitney LLP as a group, each beneficially own, directly or indirectly, less than 1% of any class of securities issued by us.

No securities regulatory authority has expressed an opinion about their securities and it is an offence to claim otherwise. This amended and restated short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this amended and restated short form prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Administration of the issuer at at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4, Telephone: (905) 629-9761 and are also available electronically at www.sedar.com.

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS
(amending and restating the short form base shelf prospectus dated September 16, 2009)

New issue	November 30, 2010

YM BIOSCIENCES INC.
U.S.$ 115,000,000
Common Shares
Warrants
Units

We may offer from time to time, during the period ending October 17, 2011 that this amended and restated short form base shelf prospectus (including any amendments hereto) (the “prospectus”) remains effective, up to U.S.$115,000,000 in aggregate of common shares (issued separately or upon exercise of warrants), warrants and units comprising any combination of the foregoing (the “Securities”). This prospectus amends and restates our base shelf prospectus dated September 16, 2009 (the “2009 Base Shelf Prospectus”) pursuant to which we were permitted to offer and sell from time to time, during the period ending October 17, 2011, up to U.S.$75,000,000 of Securities. We have issued U.S.$36,175,000 of Securities under the 2009 Base Shelf Prospectus and therefore, prior to the filing of this prospectus, had U.S.$38,825,000 of Securities unallocated under the 2009 Base Shelf Prospectus. This prospectus permits the issuance of an additional U.S.$76,175,000 of Securities, which in the aggregate, will allow us to offer, from time to time, up to U.S.$115,000,000 of Securities during the period ending October 17, 2011 that this prospectus remains effective.

The specific terms of any securities offered will be described in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest. This prospectus may not be used to offer securities unless accompanied by a prospectus supplement.

Our common shares are listed on the NYSE Amex under the symbol “YMI” and on the Toronto Stock Exchange (“TSX”) and under the symbol “YM”.

Neither the United States Securities and Exchange Commission (“SEC”) nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this prospectus, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to the financial statements of U.S. companies.

Purchasing our securities may subject you to tax consequences both in the United States and Canada. This prospectus or any prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are continued under the laws of Nova Scotia, Canada, a majority of our directors are not U.S. residents and a majority of our officers and certain of the experts named in this prospectus are residents of Canada and a substantial portion of our assets are located outside the United States.

Our business and an investment in our securities involve significant risks. See “Risk Factors”.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

This prospectus contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. United States dollars are referred to as “U.S.$”

Our head office is located at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4. Our registered office is 1959 Upper Water Street, Suite 800, Halifax, Nova Scotia, Canada, B3J 2X2.

As used in this prospectus, the terms “YM”, the “Corporation”, “we”, “our” and “us” refer to YM BioSciences Inc. and, depending on the context, its consolidated subsidiaries, and the term “common shares” refers  to our common shares.

EXCHANGE RATES

The following table sets out certain exchange rates based upon the noon rate published by the Bank of Canada. The rates are set out as United States dollars per CDN$1.00.
	Years Ended June 30,			Three Months Ended
	2008	2009	2010	September 30, 2010
Low	$0.9298	$0.7692	$0.9278	$0.9381
High	$1.0905	$0.9984	$1.0039	$0.9844
Average	$0.9897	$0.8575	$0.9673	$0.9624
End	$0.9817	$0.8602	$0.9429	$0.9711

On November 30, 2010, the noon rate quoted by the Bank of Canada was CDN$1.00 = U.S.$0.9743.

PRESENTATION OF FINANCIAL INFORMATION

Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). For a description of the material differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) as they relate to our financial statements, see Note 18 to our audited consolidated balance sheets as at June 30, 2010 and 2009 and the related consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years ended June 30, 2010, 2009 and 2008, incorporated by reference in this prospectus, and Note 11 to our unaudited consolidated financial statements as at and for the three months ended September 30, 2010, incorporated by reference in this prospectus. See “Documents Incorporated by Reference”.

DOCUMENTS INCORPORATED BY REFERENCE

We are incorporating by reference in this prospectus certain information contained in documents filed by us with securities regulatory authorities in Canada. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein.

You may obtain copies of the documents incorporated by reference in this prospectus on request without charge from our Vice President, Finance and Administration at Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4, Telephone: (905) 629-9761, as well as through the sources described below under “Additional Information”.

The following documents are specifically incorporated by reference in this prospectus:

(a)	our annual information form dated September 23, 2010;

(b)
our audited consolidated balance sheets as at June 30, 2010 and 2009 and the related consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years ended June 30, 2010, 2009 and 2008, including the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis of our financial condition and results of operations for the year ended June 30, 2010;

(d)	our unaudited comparative interim consolidated financial statements as at and for the three months ended September 30, 2010, including the notes thereto;

(e)	management’s discussion and analysis of our financial condition and results of operations for the three months ended September 30, 2010;

(f)	our management information circular dated October 8, 2010 in respect of our annual general meeting of shareholders held on November 18, 2010;

(g)	our material change report dated October 22, 2010 regarding the appointment of Dr. Nick Glover as Chief Executive Officer; and

(h)	our material change report dated November 17, 2010 regarding clinical data from the initial portion of our clinical trial employing our JAK1/JAK/2 Inhibitor, CYT387.

All material change reports (excluding confidential material change reports) and unaudited interim consolidated financial statements of YM (and management’s discussion and analysis relating thereto) filed by us with the securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the offering will be deemed to be incorporated by reference in this prospectus.

When new documents of the type referred to in the paragraphs above are filed by us with, and where required accepted, by the securities regulatory authorities in Canada during the currency of this prospectus, such documents will be deemed to be incorporated by reference in this prospectus and the previous documents of the type referred to in the paragraphs above and all material change reports, unaudited interim consolidated financial statements (and management’s discussion and analysis relating thereto) and certain prospectus supplements filed by us with the securities regulatory authorities in Canada before the commencement of our financial year in which the new documents are filed will no longer be deemed to be incorporated by reference in this prospectus.

In addition, to the extent that any document or information incorporated by reference into this prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. In addition, we may incorporate by reference into this prospectus, or the registration statement of which it forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”),  if and to the extent expressly provided therein.

A prospectus supplement containing the specific terms of any securities offered will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement solely for the purposes of the offering of securities covered by that prospectus supplement unless otherwise provided therein.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 of which the prospectus forms a part. This prospectus does not contain all the information set out in the registration statement. For further information about us and the securities, please refer to the registration statement, including the exhibits to the registration statement.

We are subject to the information requirements of the Exchange Act and applicable Canadian securities legislation, and in accordance therewith, we file reports and other information with the SEC and with the securities regulatory authorities of certain of the provinces of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, we generally may prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.

The reports and other information filed by us with the SEC may be read and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the same documents can also be obtained from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that we file electronically with it, including the registration statement that we have filed with respect hereto.

Copies of reports, statements and other information that we file with the Canadian provincial securities regulatory authorities are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (www.sedar.com), which is commonly known by the acronym, “SEDAR”. Reports and other information about us are also available for inspection at the offices of the TSX.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the laws of Nova Scotia, Canada.  Our head office is located in Mississauga, Ontario. Most of our directors and officers, and certain of the experts named in this prospectus are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.

We have been advised by our Canadian counsel, Heenan Blaikie LLP, that a judgment of a United States court may be enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the United States proceedings such that the United States court properly assumed jurisdiction; (b) the United States judgment is final and conclusive; (c) the defendant was properly served with process from the United States court; and (d) the United States law that led to the judgment is not contrary to Canadian public policy, as that term would be applied by a Canadian court. We are advised that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada. The enforceability of a United States judgment in Canada will be subject to the requirements that: (a) an action to enforce the United States judgment must be commenced in the Ontario Court within any applicable limitation period; (b) the Ontario Court has discretion to stay or decline to hear an action on the United States judgment if the United States judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action; (c) the Ontario Court will render judgment only in Canadian dollars; and (d) an action in the Ontario Court on the United States judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally. The enforceability of a United States judgment in Canada will be subject to the following defences: (a) the United States judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (b) the United States judgment is for a claim which under Ontario law would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (c) the United States judgment is contrary to Ontario public policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and (d) the United States judgment has been satisfied or is void or voidable under United States law.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed DL Services Inc. as our agent.

FORWARD-LOOKING STATEMENTS

This prospectus, including any documents incorporated by reference, contain “forward-looking statements” within the meaning of the United States federal securities laws.  The words “may,” “likely, “believe,” “plan,” “will,” “anticipate,” “expect,” “intend,” “estimate,” “project,” “future,” and similar expressions that are not based on historical fact or that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements.  The forward-looking statements in this prospectus, including any documents incorporated by reference, include, among others, statements with respect to:

•	our expected expenditure and accumulated deficit levels;
•	our intentions with respect to acquiring or investing in production facilities;
•	production quantities;
•	our ability to obtain sufficient supplies of our products;
•	our ability to identify licensable products or research suitable for licensing and commercialization;
•	the locations of our clinical trials;
•	our intention to license products from multiple jurisdictions;
•	our ability to obtain necessary funding on favourable terms or at all;
•	our potential sources of funding;
•	our business strategy;
•	our drug development plans;
•	our ability to obtain licenses on commercially reasonable terms;
•	the effect of third party patents on our commercial activities;
•	our intentions with respect to developing manufacturing, marketing or distribution programs;
•	our expectations with respect to the views toward our products held by potential partners;
•	our plans for generating revenue;
•	our plans for increasing expenditures for the development of certain products;
•	our strategy for protecting our intellectual property;
•	the sufficiency of our financial resources to support our activities and our prospective pivotal trials; and
•	our plans for future clinical trials and for seeking clinical clearance.

Reliance should not be placed on forward-looking statements, as they involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from the anticipated future results, events or developments expressed or implied by such forward-looking statements.  These forward looking statements are based on our beliefs and expectations on the date the statements are made.  Factors that could cause actual results, events and developments to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	our ability to obtain, on satisfactory terms or at all, the capital required for research, operations and marketing;
•	general economic, business and market conditions;
•	our ability to successfully and timely complete clinical studies;
•	product development delays and other uncertainties related to new product development;
•	our ability to attract and retain business partners and key personnel;
•	the risk of our inability to profitably commercialize our products;
•	the extent of any future losses;
•	the risk of our inability to establish or manage manufacturing, development or marketing collaborations;
•	the risk of delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;
•	dependence on third parties for successful commercialization of our products;
•	inability to obtain quantities of development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;
•	the risk of the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	uncertainty related to intellectual property liability rights and liability claims asserted against us;
•	the uncertainty of recovery of advances to subsidiaries;
•	the impact of competitive products and pricing;
•	future levels of government funding; and
•	additional risks and uncertainties, many of which are beyond our control, referred to elsewhere in this prospectus. See “Risk Factors”.

Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

YM BIOSCIENCES INC.

Our Business

This summary does not contain all the information about YM BioSciences Inc. that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference into and are considered to be a part of this prospectus.

We are a biopharmaceutical company engaged in the acquisition or in-licensing and subsequent clinical development toward commercialization of drug products and technologies from the basic research of others. We evaluate drug projects, technologies, and products and the prospective markets for them and acquire products or obtain, as appropriate, a license for their further development and marketing.

We have three material subsidiaries: (i) YM BioSciences USA Inc., a direct wholly-owned subsidiary incorporated under the laws of Delaware; (ii) CIMYM BioSciences Inc., a joint venture subsidiary incorporated under the laws of the Province of Ontario, 80% of which is owned by us and 20% owned by CIMAB S.A. (“CIMAB”), a Cuban company responsible for commercializing products developed at Centro de Inmunología Molecular (“CIM”) (Center for Molecular Immunology), Havana, Cuba; and (iii) YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited), an Australian company we acquired on January 29, 2010.

Our head office and principal place of business is Suite 400, Building 11, 5045 Orbitor Drive, Mississauga, Ontario, Canada, L4W 4Y4. Our registered office is 1959 Upper Water Street, Suite 800, Halifax, Nova Scotia, Canada, B3J 2X2.

Our Products

We have three product candidates currently in the clinical stage of development:

CYT 387:

CYT387 is a small molecule inhibitor of the JAK1 and JAK2 enzymes. Dysregulated JAK2 has been implicated in a number of diseases, including myeloproliferative neoplasms, cancers such as leukemia and lymphoma, as well as a variety of autoimmune diseases.  A clinical trial protocol for CYT387 has been cleared by the US Federal Drug Administration (“FDA”) and the Phase I component of a Phase I/II trial in patients with myelofibrosis, a potentially fatal blood disorder involving scarring of the bone marrow, has been completed. This trial is being conducted at Mayo Clinic in Rochester, Minnesota. On November 18, 2010, we announced the expansion of our clinical trial to five sites in the US, Canada and Australia and subject to regulatory approval the trial will be expanded from 120 patients to 140 patients.

Nimotuzumab:

Nimotuzumab, a humanized monoclonal antibody, targeting the protein known as Epidermal Growth Factor Receptor (“EGFR”), is designed to treat epithelial cancers and can be administered prior to, simultaneously with, or subsequent to, chemotherapy and radiotherapy. Publications on various Phase II trials have reported that the drug has, inter alia, improved the reported response rate to radiation and demonstrated advantages in survival of patients over radiation or chemo-radiation alone in head-and-neck cancer, and demonstrated clinical benefit in the treatment of adult and pediatric glioma.  The drug has reportedly been approved for sale in 25 countries including Argentina, Brazil, the People’s Republic of China (PRC), India and Mexico, for certain indications, including head and neck cancer, adult and pediatric glioma and nasopharyngeal cancer. Certain of our rights to nimotuzumab have been sub-licensed to Daiichi-Sankyo Co. Ltd for Japan, Oncoscience AG for Europe, to Kuhnil Pharmaceutical Company of Korea and to Innogene Kalbiotech Ltd. for certain Pacific-rim and African countries. In August 2009, we received an expected but important clearance from the US Treasury Department to extend our US clinical program for nimotuzumab, permitting us to conduct trials in any solid tumour indication in the US.  As of the date hereof, nimotuzumab is being tested by YM, our four sub-licensee companies mentioned above, and numerous other international licensees from our Cuban licensor CIMAB in over 30 Phase II or Phase III clinical trials.

CYT997:

CYT997, a small molecule tubulin polymerization inhibitor, is being developed for the treatment of cancer. A vascular disrupting agent that has also demonstrated cytotoxicity as a single agent, CYT997, is able to be administered orally as well as intravenously to patients. This potentially confers a competitive advantage to CYT997, allowing greater flexibility in dosing and patient convenience over other vascular disrupting agents in development. The drug has been administered to approximately 60 patients in four clinical trials, and data from these trials have been presented at ASCO 2008 and ASCO 2009. CYT997 is now being studied in a Phase I/II trial in patients with glioblastoma multiforme (advanced brain tumour) in combination with carboplatin.

Other Products:
We own approximately 4,000 pre-clinical molecules resulting from our acquisition of Cytopia Limited (currently, YM BioSciences Australia Pty Ltd.) and our own sponsored research. The 4,000 molecules are at different stages of preclinical development. Certain of these compounds have been licensed, with Cytopia Limited having entered into a global joint research and licensing collaboration with Novartis AG in 2006 for the development of JAK3 inhibitors, and another early stage collaboration with Cancer Therapeutics CRC Pty Ltd. in 2008 to develop FAK inhibitors for the treatment of cancer. Following internal research work by Cytopia scientists, including a three-year funded scientific project at Cytopia for the JAK3 inhibitors, both of these programs are now primarily the responsibility of the respective partner to take through evaluation to development.

Pulmokine Inc. (Slingerlands, New York) is a licensee of several of our small molecule compounds, and has been awarded two National Institutes of Health (NIH) Small Business Innovation Research (SBIR) grants, totaling more than US$650,000, to develop novel treatments for Pulmonary Arterial Hypertension (PAH). These compounds, originating from our small molecule library, have defined mechanisms of action and, based on preliminary experiments, are believed to inhibit key processes in PAH disease development and progression. We will continue to have a role in the ongoing development of these compounds.

Another program, designed for inhibition of the FMS kinase and the treatment of particular tumour types including metastatic cancers, has been progressed to the point where we are currently seeking a partner for further development and commercialization.

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. Prospective investors should carefully consider, together with other matters referred to herein, the following risk factors. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

Risks Related To Our Business

We deal with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.

Since our incorporation in 1994, none of our products, licensed or owned, has received regulatory approval for sale in any major market country in which we have an economic interest in a product. Accordingly, we have not generated any significant revenues from the product sales. A substantial commitment of resources to conduct clinical trials and for additional product development will be required to commercialize most of the products. There can be no assurance that our remaining products will meet applicable regulatory standards, be capable of being produced in commercial quantities at reasonable cost or be successfully marketed, or that the investment made by us in the commercialization of the products will be recovered through sales, license fees or related royalties.

We have few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable.

As at September 30, 2010, we have an accumulated deficit of $174,862,730. We expect expenditures and the accumulated deficit to increase as we proceed with our commercialization programs until such time as sales, license fees and royalty payments, if any, may generate sufficient revenues to fund our continuing operations. There can be no assurance that the revenues from the commercialization of our products will be sufficient to support required expenditures and therefore there can be no assurance of when or if we will become profitable.

We depend upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that we can continue to identify and license molecules for development.

We do not conduct basic research of our own.  Basic research on a particular drug product is conducted by other biopharmaceutical companies, scientific and academic institutions and hospitals, or scientists affiliated with those institutions. Generally, once the basic research is complete, we enter into agreements to in-license the right to develop and market the products or acquire them.

We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.

We enter into arrangements with and depend upon others with respect to the manufacture, development and sale of our in-licensed products. Product development includes, but is not limited to, pre-clinical testing, regulatory approval processes, clinical testing, the development of additional regulatory and marketing information and, finally, marketing approval. Our ability to successfully develop and commercialize our in-licensed products is dependent on our ability to make arrangements with others on commercially acceptable terms and subject to our depending upon them to meet regulatory quality standards. The product development process may be delayed or terminated if we cannot secure or maintain such arrangements on terms acceptable to us or at all. We do not have long-term, material, third party manufacturing, formulation or supply agreements, except with respect to one of our licensed products, nimotuzumab, which is manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB and CIMAB has contracted to supply commercial quantities or will source such supply if, as and when approval for sale has been granted. Should CIMAB be unable to supply us, we have no readily available alternative source for the product.

We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it appropriate to do so.

There can be no assurance that we will be successful in maintaining our relationships with research institutions or licensees or others or in negotiating additional in-licensing or out-licensing agreements on terms acceptable to us or at all, or that any such arrangements will be successful. In addition, there can be no assurance that other parties will not enter into arrangements with such entities for the development or commercialization of similar products or that the parties with whom we have made such arrangements will not pursue alternative technologies or develop products on their own or in collaboration with others, including our competitors. If we do not establish sufficient in-licensing and out-licensing arrangements, we may encounter delays in product introductions or may find that the development, manufacture or sale of our licensed products could be materially adversely affected.

We have no experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.

We have not commercially launched any of our licensed or owned products and have no commercial manufacturing experience with respect to our products. To be successful, the products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs over which we have no control. We do not have, and do not intend to acquire, facilities for the production of our products, although we may invest in the ownership of production facilities, or parts of the production process, if appropriate opportunities are available.

Nimotuzumab is required to be manufactured in quantities sufficient for clinical testing by CIMAB or a related party, subject to certain terms and conditions of the licensing agreements between us and CIMAB. Currently these expectations are being met. There can be no assurance, however, that such entities will be able to develop adequate manufacturing capabilities for sufficient commercial scale quantities in a commercially reasonable manner.  In addition, there are risks that we cannot control regarding the CIMAB manufacturing plant, including amongst others, events such as weather, fire and other natural disasters as well as political risks.  All manufacturing facilities must comply with applicable regulations in their jurisdiction or where products are to be sold. In addition, production of the licensed and owned products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of our licensed and owned products.

We depend upon licenses from third parties and the maintenance of licenses is necessary for our success.

With respect to nimotuzumab, we have obtained our rights to the product currently being actively developed under a license agreement from CIMAB originally dated May 3, 1995, as amended.

As we own CYT997 and CYT387, there are no license terms.

We depend upon the license rights to certain products for commercialization. While we believe we are in compliance with our obligations under these licenses, they may be terminated or converted to non-exclusive licenses by the licensors if there is a breach of the terms of the licenses. There can be no assurance that a license is enforceable or will not be terminated or converted. The termination or conversion of the licenses or our inability to enforce our rights under the licenses would have a material adverse effect on our business as we would not have the rights to certain of the products that we are developing. To the extent that management considers a particular license to be material to our undertaking, we have entered into a signed license agreement for that license.  The in-license agreements to which we are currently a party require us to maintain and defend the patent rights that we in-license against third parties.

Although our current licenses are governed by the laws of Ontario, the enforcement of certain of them may necessitate pursuing legal proceedings and obtaining orders in other jurisdictions, including the US and the Republic of Cuba. There can be no assurance that a court judgment or order obtained in one jurisdiction will be enforceable in another. In international venture undertakings it is standard practice to attorn to a neutral jurisdiction to seek remedy for unresolved commercial disputes. These arrangements are usually negotiated as part of the original business agreement. In the case of the license agreements with us, the parties have agreed that the law governing the agreements is Ontario law and the parties will attorn to the courts of Ontario or the Federal court of Canada to resolve any dispute regarding the agreements.

One of our products in clinical development is licensed from Cuba. The commercial and legal environment in Cuba is in a formative stage and may be subject to political risk. It is possible that we may not be able to enforce our legal rights in Cuba or against Cuban entities to the same extent that we would be able to do in a country with a more established commercial and legal system. Termination of our license arrangements or difficulties in enforcement of such arrangements could have a material adverse effect on our ability to continue development of our licensed products from that country.

We have a number of license agreements with CIMAB. CIMAB is a corporation owned by an institution of the Government of Cuba that purportedly operates at arms-length from the state bureaucracy with regard to its business, scientific and administrative decision-making. CIMAB is reportedly akin to a “crown corporation” in Canada. CIMAB’s management is purportedly both autonomous and responsible for the success of its business decisions. Despite the fact that CIMAB’s management is purportedly both autonomous and responsible for business decisions and that the license agreements with us declare Ontario law as the governing law, because of the fact that CIMAB is ultimately a state-owned entity we will not necessarily be able to enforce compliance by CIMAB with any judgment if CIMAB or the Government of Cuba refuses to comply.

Although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances.

YM and CIMAB entered into a funding agreement with CIMYM (now CIMYM BioSciences Inc.) in November 1995 (the “Funding Agreement”) in connection with the 1995 CIMYM license with respect to nimotuzumab. The Funding Agreement provides that we will arrange for the appropriate studies and clinical trials for the licensed products held by CIMYM BioSciences Inc.. and will fund the cost of such studies and trials provided that doing so would not be commercially or scientifically unreasonable. Accordingly, we make the final determination as to whether or not a clinical trial expense is justified with respect to any given product.

We are entitled to reimbursement of all advances made by us pursuant to the Funding Agreement, from the results of the successful development of the licensed products and generation of income.  CIMYM BioSciences Inc. repays such advances out of a portion of its revenues in priority to eventual revenue or profit sharing arrangements under the 1995 CIMYM License.

As at September 30, 2010, we had advanced $74,716,470 to CIMYM BioSciences Inc. Since we have expensed the total amount no further accounting for those advances would affect our balance sheet or income statement and any reimbursement of such advances would be considered to be income by us.

We rely upon licensors and others for research on new products.

We do not conduct our own basic research with respect to the identification of new products. Instead, we review and analyze research and development work conducted by others as a primary source for new products. While we expect that we will be able to continue to identify licensable products or research suitable for licensing and commercialization by us, there can be no assurance that useful products will be available to us on commercially acceptable terms.

We conduct our development internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.

Clinical trials on our development products have been conducted by us and our sub-licensees in more than 20 jurisdictions including Australia, Canada, the United Kingdom, the European Union, Japan, India, Indonesia, Korea, Russia and the US, and we intend to, and may, conduct future clinical trials in these and other jurisdictions. There can be no assurance that any sovereign government, including Canada’s, will not establish laws or regulations that will be deleterious to our interests. There is no assurance that we, as a Canadian corporation, will continue to have access to the regulatory agencies in any jurisdiction where we might want to conduct clinical trials or obtain final regulatory approval, and there can be no assurance that we will be able to enforce our licenses in foreign jurisdictions. Governments have, from time to time, established foreign exchange controls which could have a material adverse effect on our business and financial condition, since such controls may limit our ability to flow funds into a particular country to meet our obligations under in-licensing agreements, and to flow funds which we may be entitled to, in the form of royalty and milestone payments, under out-licensing agreements out of a particular country  In addition, the value of our licenses will depend upon the absence of punitive or prohibitive legislation in respect of biological materials.

We also conduct our in-licensing internationally and we currently own or license products and technologies from sources in Canada, Australia and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.

We have licensed nimotuzumab from CIMAB, a corporation representing a scientific institute in Cuba. The US has maintained an embargo against Cuba, administered by the US Department of the Treasury. The laws and regulations establishing the embargo have been amended from time to time, most recently by the passage of the Cuban Liberty and Democratic Solidarity Act (the “Helms-Burton Act”). The embargo applies to almost all transactions involving Cuba or Cuban enterprises, and it bars from such transactions any US persons unless such persons obtain specific licenses from the US Department of the Treasury authorizing their participation in the transactions. There is Canadian legislation (the Foreign Extraterritorial Measures Act) which provides generally that judgments against Canadian companies under the Helms-Burton Act will not be enforceable in Canada. The US embargo could have the effect of limiting our access to US capital, US financing, US customers and US suppliers. In particular, our products licensed from Cuban sources, noted above, are likely to be prohibited from being licensed or sold in the US unless the US Department of the Treasury issues a license or the embargo is lifted.

The Helms-Burton Act authorizes private lawsuits for damages against anyone who “traffics” in property confiscated, without compensation, by the Government of Cuba from persons who at the time were, or have since become, nationals of the US. We do not own any real property in Cuba and, to the best of our knowledge, and based upon the advice of the Cuban government, none of the properties of the scientific centers of the licensors in which the licensed products were developed and are or may be manufactured was confiscated by the Government of Cuba from persons who at the time were, or have since become, nationals of the US. However, there can be no assurance that this is correct.

The United States has imposed economic sanctions against Cuba. These sanctions apply to certain transactions from the United States or activities by a person subject to US jurisdiction. Among other things, the sanctions prohibit transactions that involve property in which Cuba or any Cuban national has or has had any interest whatsoever, direct or indirect.

For purposes of interpreting the sanctions, ‘‘person subject to US jurisdiction’’ means any US citizen, any US permanent resident alien, any entity organized under the laws of the United States or any jurisdiction within the United States (including foreign branches and subsidiaries) or any person in the United States. We (other than our subsidiary YM USA) are not a person subject to US jurisdiction for purposes of the sanctions and are not subject to the sanctions with respect to our activities outside of the United States.

Nevertheless, we cannot assure you that the Office of Foreign Assets Control (“OFAC”) of the US Department of the Treasury, which administers the US government’s Cuba sanctions, would agree that the measures we have taken and will take are sufficient to comply with the sanctions described above.

We are the exclusive licensee of US, European and other patents related to nimotuzumab licensed to us by CIMAB, a Cuban company responsible for commercializing products developed at CIM, a research institute formed by the government of Cuba.  In connection with a default judgment obtained from a US federal court in Miami, Florida by an individual claimant against the Republic of Cuba, the Cuban government and a number of other parties, including CIM, the claimant has recorded a lien against the US patents that are licensed by us from CIMAB. These are patents US5,891,996 and US6,506,883, each of which expires in November 2015. The claimant also has commenced an action to enforce that default judgment.  If the claimant succeeds in its action to enforce the judgment, ownership of the licensed US patents could be transferred from CIM to the claimant or sold to a third party. Based on the advice of our counsel, we believe that any transfer of the US patents will be subject to our existing license from CIMAB and that any such transfer should have no bearing on our rights under the license agreement.  However, there can be no assurance that any subsequent owner of the US patents will fully cooperate with us in connection with our efforts to continue the development of nimotuzumab in the United States, will not attempt to invalidate our license agreement, or will not attempt to take any other action that could potentially impact our license to the US patents.

The acquisition of YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited) will result in increased expenditures.

The acquisition of YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited) will result in an increase of expenditures for the additional staff and resources, as well as the advancement of the YM BioSciences Australia Pty Ltd. products in clinical development. This will result in the reduction of our previously anticipated duration of our cash assets. If we are unsuccessful in our financing efforts, we may have insufficient funds to complete our clinical development plans as originally anticipated.

We are susceptible to general economic conditions

The past two years have been marked by global economic turmoil.  Economic conditions worsened over the course of 2008 and 2009.  These negative conditions remain substantial risks in 2010. General economic conditions may have a significant impact on YM, including our commercialization opportunities, our ability to raise financing and our ability to work with others upon whom we rely for basic research, manufacture, development and sale of our products.

Risks Related To Our Common Shares, Financial Results And Need For Financing

We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse US federal income tax consequences for US investors.

We will be designated as a “passive foreign investment company” (a "PFIC") under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Code”) if (a) 75% or more of our gross income is “passive income” (generally, dividends, interest, rents, royalties and gains from the disposition of assets producing passive income) in any taxable year, or (b) at least 50% of the average value of our assets produce, or are held for the production of, passive income. US shareholders should be aware that we believe that we constituted a PFIC during one or more prior taxable years, and based on current business plans and financial projections, we expect to be a PFIC for the current taxable year. If we are designated as a PFIC for any taxable year during which a US shareholder holds our common shares, it would likely result in materially adverse US federal income tax consequences for such US shareholder, including, but not limited to, any gain from the sale of our common shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on our common shares would be subject to an interest charge, except in certain circumstances. In addition, US shareholders should be aware that there can be no assurances that the Corporation will satisfy the record keeping requirements that apply to a PFIC, or that the Corporation will supply US shareholders with the information that such US shareholders require to make certain elections available under the Code that are intended to mitigate the adverse tax consequences of the PFIC rules. The PFIC rules are extremely complex. A US shareholder of our common shares is encouraged to consult a tax advisor regarding the PFIC Rules and the US federal income tax consequences of the acquisition, ownership and disposition of our common shares.

We may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all.

We will require additional funding for the commercialization of our products, licensed and owned, and if new products are licensed or acquired and put into development. The amount of additional funding required depends on the status of each project or new opportunity at any given time. Our business strategy is to in-license or acquire rights to promising products, further develop those products by progressing the products toward regulatory approval by conducting and managing clinical trials, and finally, generally, to out-license rights to manufacture and/or market resulting products to other pharmaceutical firms generally in exchange for royalties and license fees. Due to the in- and out-licensing arrangements and our dependence on others for the manufacture, development and sale of our in-licensed products, we do not have consistent monthly or quarterly expenditures and cannot determine the amount and timing of required additional funding with any certainty. As at September 30, 2010 we had cash and short-term deposits totalling $40,169,077 and accounts payables and accrued liabilities of $3,422,843.

We assess our additional funding needs on a project-by-project basis from time-to-time. To the extent that we are unable to fund our expenditures from sales, license fees and royalties, it will be necessary to reconsider whether to continue existing projects or enter into new projects, or to access either the public markets or private financings if conditions permit. In addition, we have no established bank financing arrangements and there can be no assurance that we will be able to establish such arrangements on satisfactory terms or at all. Such financing, if required and completed, may have a dilutive effect on the holders of our common shares. There is no assurance that such financing will be available if required or that it will be available on favorable terms.

Our operating results and stock price may fluctuate significantly.

The trading price of our common shares, as with many pharmaceutical and biotechnology companies, has historically been and is likely to remain highly volatile.  The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  Factors such as the efficacy and safety of our products or the products of our competitors, announcements of technological innovations by us or our competitors, governmental regulations, developments in our patents or other proprietary rights, our licensors or our competitors, litigation, fluctuations in our operating results, thin capitalization, market conditions for biopharmaceutical stocks and general market and economic conditions could have a significant impact on the future trading price of our common shares. In addition, the price of our common shares is highly volatile since it may take years before any of our licensed products will receive final regulatory approval to be marketed in Canada, the US or other territories, if at all.

There is no assurance that an active trading market in our common shares will be sustained.

Our common shares are listed for trading on the on the NYSE Amex and on the TSX.  However, there can be no assurance that an active trading market in our common shares on these stock exchanges will be sustained.

Our share price is volatile.

The market price of our common shares, as with that of the securities of many other biotechnology companies in the development stage, has been, and is likely to continue to be, highly volatile. This increases the risk of securities litigation related to such volatility. Factors such as the results of our preclinical studies and clinical trials, as well as those of our collaborators or our competitors other evidence of the safety or effectiveness of our products or those of our competitors, announcements of technological innovations or new products by us or our competitors, governmental regulatory actions, developments with our collaborators, developments (including litigation) concerning patent or other proprietary rights of our company or our competitors, concern as to the safety of our products, period-to-period fluctuations in operating results, changes in estimates of our performance by securities analysts, market conditions for biotechnology stocks in general and other factors not within the control of our company could have a significant adverse effect on the market price of our common shares.

We have not paid dividends.

We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future.  We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business.

Our outstanding common shares could be subject to dilution.

The exercise of stock options and warrants already issued by us and the issuance of other additional securities in the future, including upon the exercise of the warrants offered hereby could result in dilution in the value of our common shares and the voting power represented by the common shares.  Furthermore, to the extent holders of our stock options or other securities exercise their securities and then sell the common shares they receive, our share price may decrease due to the additional amount of our common shares available in the market.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of Nova Scotia, Canada.  Most of our directors and officers, and certain of the experts named herein, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors and officers and the experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.  Investors should not assume that Canadian courts (1) would enforce judgments of US courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the US federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the US federal securities laws or any such state securities or “blue sky” laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the United States.

If there are substantial sales of our common shares, the market price of our common shares could decline.

Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

We have adopted a shareholder rights plan which could make it more difficult for a third party to acquire us, thus potentially depriving our shareholders of a control premium.

We have adopted a shareholder rights plan. The provisions of such plan could make it more difficult for a third party to acquire a majority of our outstanding common shares, the effect of which may be to deprive our shareholders of a control premium that might otherwise be realized in connection with an acquisition of our common shares. See “Description of Share Capital, Common Shares and Related Information”.

Risks Related To Our Industry

If our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products.

Each of our products, licensed or owned, must be subjected to additional clinical testing in order to demonstrate the safety and efficacy of our products in humans. Our ability to commercialize our products will depend on the success of currently ongoing clinical trials and subsequent clinical trials that have not yet begun.

We are not able to predict the results of pre-clinical and clinical testing of our drug products. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a drug product will prove to be safe or effective in humans. Further, preclinical data may not be sufficient for regulators to accept positive clinical data for approval to commercialize a product. Pre-clinical data must have been conducted to high regulatory standards and may be found, on review by health regulatory authorities, to be of insufficient quality to support an application for commercialization of our products. In addition, success in one stage of testing is not necessarily an indication that the particular drug product will succeed in later stages of testing and development. There can be no assurance that the pre-clinical or clinical testing of our products will yield satisfactory results that will enable us to progress toward commercialization of such products. Unsatisfactory results may have a material adverse effect on our business, financial condition or results of operations as they could result in us having to reduce or abandon future testing or commercialization of particular drug products.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.

Technological competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we have. Our future success depends in part on our ability to maintain a competitive position, including our ability to further progress our products, licensed or owned, through the necessary pre-clinical and clinical trials towards regulatory approval for sale and commercialization. Other companies may succeed in commercializing products earlier than we are able to commercialize our products or they may succeed in developing products that are more effective than our products. With respect to nimotuzamab, we consider our main competitors to be Amgen Inc., AstraZeneca PLC, Bristol-Myers Squibb, Hoffmann-La Roche Ltd., Eli Lilly and Company, Genentech, Inc., Genmab A/S, Merck KGaA and Astellas Pharma Canada, Inc.

With respect to CYT387, we consider our main competitors to be Novartis AG, Eli Lilly and Company, Incyte Corporation, S*Bio Pte Ltd., Onyx Pharmaceuticals and Sanofi-Aventis. With respect to CYT997 we consider our main competitors to be Oxigene, Inc., Antisoma plc and Novartis AG.

Our success depends in part on developing and maintaining a competitive position in the development and commercialization of our products, licensed or owned, and technological capabilities in our areas of expertise. The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. While we will seek to expand our technological capabilities in order to remain competitive, there can be no assurance that developments by others will not render our products non-competitive or that we or our licensors will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than our products and may be more effective or less costly than our products. In addition, other forms of medical treatment may offer competition to the products.  The success of our competitors and their products and technologies relative to our technological capabilities and competitiveness could have a material adverse effect on the future pre-clinical and clinical trials of our products, including our ability to obtain the necessary regulatory approvals for the conduct of such trials.

We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.

Securing final regulatory approval for the manufacture and sale of human therapeutic products in Canada and our other markets, including the US, is a long and costly process that is controlled by that particular country’s national regulatory agency. The national regulatory agency in Canada is Health Canada, in Europe it is the EMEA and in the US it is the FDA. Other national regulatory agencies have similar regulatory approval processes, but each is different. Approval in Canada, Europe or the US does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

Prior to obtaining final regulatory approval to market a drug product, every national regulatory agency has a variety of statutes and regulations which govern the principal development activities. These laws require controlled research and testing of products, government review and approval of a submission containing pre-clinical and clinical data establishing the safety and efficacy of the product for each use sought, approval of manufacturing facilities including adherence to GMP during production and storage and control of marketing activities, including advertising and labelling.

None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products. To date we have obtained various regulatory clearances to develop and test our products. CYT387 has been cleared for use in clinical trials by the FDA, Health Canada and the Australian Department of Health and Ageing – Therapeutic Goods Administration and CYT997 by the latter. CYT387 has been designated an orphan drug by the FDA for the treatment of myelofibrosis. Nimotuzumab has been cleared for testing in the US, Canada, Europe, Japan, Korea and Indonesia/Malaysia/Singapore and has been designated as an orphan drug for certain indications in Europe and the US. It is in Phase II and III trials in certain of those territories.

Nimotuzumab, which is being developed in Canada, the US, Europe, Japan, Korea, certain African countries and Southeast Asian countries sub-licensed by YM, is also being separately developed, tested or marketed in Argentina, Brazil, China, Cuba, India and Mexico, amongst others. The US established an embargo against Cuba in 1961, reinforced by the Helms-Burton Act in 1996, and Cuba is among several nations which have been identified by the US Department of State as being a state sponsoring terrorism. As such the US Government has put in place certain limitations on conduct of business with Cuba and anti-terrorism legislation against Cuba. Although as of the date of this filing such anti-terrorism controls have not had any adverse effect on our operations, because of the anti-terrorism controls and the Helms-Burton Act, there is no assurance that the Company will be able to complete clinical testing in the US or obtain OFAC or final regulatory approval in order to successfully commercialize nimotuzumab in the US. We were successful in September 2006 in our application for a Special License to import nimotuzumab for a clinical trial in the US, received clearance for this trial from the FDA following the fiscal 2007 year end and subsequently received a Special License in 2009 to treat any solid tumors with further FDA clearances in 2010.

There can be no assurance that the licensed products will be successfully commercialized. The process of completing clinical testing and obtaining final regulatory approval to market the licensed products is likely to take a number of years for most of the licensed products and require the expenditure of substantial resources. Any failure to obtain, or a delay in obtaining, such approvals could adversely affect our ability to develop the product and delay commercialization of the product. Further, there can be no assurance that our licensed products will prove to be safe and effective in clinical trials under the standards of the regulations in our territories or receive applicable regulatory approvals from applicable regulatory bodies.

Changes in government regulations, although beyond our control, could have an adverse effect on our business.

We have, or have had, licenses with, or clinical trials at, various academic organizations, hospitals and companies in Australia, Canada, Cuba, India, Italy, Japan, Korea, Germany, the US, the United Kingdom, countries in Southeast Asia and other countries and we depend upon the validity of our licenses and access to the data for the timely completion of clinical research in those jurisdictions. Any changes in the drug development regulatory environment or shifts in political attitudes of a government are beyond our control and may adversely affect our business.

Our business may also be affected in varying degrees by such factors as government regulations with respect to intellectual property, regulation or export controls. Such changes remain beyond our control and the effect of any such changes cannot be predicted.

These factors could have a material adverse effect on our ability to further develop our licensed products.

Risks Related To Intellectual Property And Litigation

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

Our success will depend, in part, on our ability and our licensors’ ability to obtain patents, maintain trade secrets protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent our rights. Certain licensors and the institutions that they represent, and in certain cases, us on behalf of the licensors and the institutions that they represent, have filed and are actively pursuing certain applications for Canadian and foreign patents. The patent position of pharmaceutical and biotechnology firms is uncertain and involves complex legal and financial questions for which, in some cases, certain important legal principles remain unresolved. There can be no assurance that the patent applications made in respect of the owned or licensed products will result in the issuance of patents, that the term of a patent will be extendable after it expires in due course, that the licensors or the institutions that they represent will develop additional proprietary products that are patentable, that any patent issued to the licensors or us will provide us with any competitive advantages, that the patents of others will not impede our ability to do business or that third parties will not be able to circumvent or successfully challenge the patents obtained in respect of the licensed products. The cost of obtaining and maintaining patents is high. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the licensed products or, if patents are issued, design around the patent for the product. There can be no assurance that our processes or products or those of our licensors do not or will not infringe upon the patents of third parties or that the scope of our patents or those of our licensors will successfully prevent third parties from developing similar and competitive products.

Much of our know-how and technology may not be patentable, though they may constitute trade secrets. There can be no assurance, however, that we will be able to meaningfully protect our trade secrets. To help protect our intellectual property rights and proprietary technology we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

We maintain patents in connection with CYT387, CYT997 and nimotuzumab. There may also be risks related to nimotuzumab as our license originates from Cuba.  Cuba is a formally socialist country and, under the current patent law, ownership of the inventions of the Cuban inventors for which patent applications have been filed rests with the State. The material license agreement for our Cuban sourced products is a license agreement between us and CIMAB, dated May 3, 1995, as amended, with respect to nimotuzumab. There is no guarantee that, with any future changes in the political regime, the Cuban government would continue to honour such a license agreement.

Our potential involvement in intellectual property litigation could negatively affect our business.

Our future success and competitive position depend in part upon our ability to maintain our intellectual property portfolio. There can be no assurance that any patents will be issued on any existing or future patent applications. Even if such patents are issued, there can be no assurance that any patents issued or licensed to us will not be challenged. Our ability to establish and maintain a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. In addition, enforcement of our patents in foreign jurisdictions will depend on the legal procedures in those jurisdictions. Even if such claims are found to be invalid, our involvement in intellectual property litigation could have a material adverse effect on our ability to out-license any products that are the subject of such litigation. In addition, our involvement in intellectual property litigation could result in significant expense, which could materially adversely affect the use or licensing of related intellectual property and divert the efforts of our valuable technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor.

Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.

Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain clinical trial liability insurance with an ultimate net loss value of up to $10 million per claim and a policy aggregate of $10 million. We currently have no other product liability insurance and there can be no assurance that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could have a material adverse effect on our business by preventing or inhibiting the commercialization of our products, licensed and owned, if a product is withdrawn or a product liability claim is brought against us.

Risks Related To Being A Canadian Entity

We are governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, US.

The material differences between the Nova Scotia Companies Act (the “NSCA”) as compared to the Delaware General Corporation Law (“DGCL”) which may be of most interest to shareholders include the following: (i) for material corporate transactions (such as amalgamations, other extraordinary corporate transactions, amendments to the memorandum of association and amendments to the articles of association) the NSCA generally requires three-quarter majority vote by shareholders which in most instances requires a confirmatory resolution by a majority of the shareholders (and, in addition, especially where the holders of a class of shares is being affected differently from others, approval will be required by holders of two-thirds of the shares of such class voting in a meeting called for the purpose), whereas DGCL generally only requires a majority vote of shareholders for similar material corporate transactions; (ii) quorum for shareholders meetings is not prescribed under the NSCA and is only 5% under our articles of association, whereas under DGCL, quorum requires the holders of a majority of the shares entitled to vote to be present; and (iii) our articles of association require a special resolution and the Corporations Miscellaneous Provisions Act (Nova Scotia) requires three-quarters of all shareholders entitled to vote to pass a resolution for one or more directors to be removed, whereas DGCL only requires the affirmative vote of a majority of the shareholders.

PROBABLE ACQUISITIONS OR OTHER MATERIAL TRANSACTIONS

There are no proposed undisclosed material transactions that have progressed to a state where the Corporation believes that the likelihood of the Corporation completing such a transaction is high. We continue to evaluate opportunities to amplify and diversify our development portfolio through potential licensing, or M&A activity.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds that we receive from the issue of our securities will be used for working capital and general corporate purposes. We intend to use the funds as stated in the applicable prospectus supplement.

DESCRIPTION OF SHARE CAPITAL, COMMON SHARES AND RELATED INFORMATION

Authorized Capital

Our authorized share capital consists of 500,000,000 common shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value. As at November 29, 2010, there were 81,127,800 common shares, no Class A non-voting common shares and no Class A or Class B preferred shares outstanding.

The following is a summary of the material provisions attached to the common shares, the Class A preferred shares and the Class B preferred shares.

Common Shares

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of our corporation on a liquidation, dissolution or winding-up of our corporation and the entitlement to dividends. The holders of our common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the common shares at the meetings. Each common share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of our corporation, the holders of our common shares will be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our corporation, to receive, on a pro rata basis, share for share, with the Class A non-voting common shares, all of the remaining property of our corporation. There are no pre-emptive or conversion rights and no provisions for redemption, retraction, purchase for cancellation or surrender or sinking or purchase funds.

Class A Preferred Shares and Class B Preferred Shares

There are no Class A preferred shares or Class B preferred shares outstanding. The Class A preferred shares and Class B preferred shares are issuable in series. Each series may consist of such number of shares and have such designation, rights, privileges, restrictions and conditions attached thereto as may be determined by the board of directors, subject to the provisions attached to the Class A preferred shares as a class or the Class B preferred shares as a class. The Class A preferred shares and the Class B preferred shares each rank ahead of the common shares with respect to the distribution of our assets upon liquidation, dissolution or winding-up.

Shareholder Rights Plan

On November 28, 2007, our shareholders approved the renewal of a shareholder rights plan, which renewal was ratified on November 18, 2010. Pursuant to the renewed plan, the board of directors declared a distribution of one right for each outstanding common share to shareholders of record at the close of business on November 28, 2007 and authorized the issue of one right for each common share issued after that date and before the date that the plan expires or the rights separate from the common shares. The plan will expire at the close of business at the annual meeting of our shareholders to be held in 2017, subject to ratification of the plan by the shareholders every three years. The rights will separate from the common shares at the close of business on the eighth trading day (or such later day as determined by the board of directors) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% or more of the common shares by any person other than pursuant to a permitted bid. A “permitted bid” is an offer that is made to the holders of all common shares (other than the offeror) in compliance with the plan, is open for acceptance for at least 60 days, is accepted by holders holding more than 50% of the common shares and, if so accepted, is extended for a further 10 business days.

Dividend Policy

We have not paid any dividends since our incorporation.  We will consider paying dividends in future as our operational circumstances may permit having regard to, among other things, our earnings, cash flow and financial requirements.  It is the current policy of the board of directors to retain all earnings to finance our business plan.

Trading Price and Volume

Our common shares are listed on the TSX under the symbol “YM”, on the NYSE Amex under the symbol “YMI” and on the AIM under the symbol “YMBA”. The following table sets forth, for the periods indicated, the reported high and low prices and the average volume of trading of the common shares on the TSX and the NYSE Amex:

	TSX (C$)			NYSE Amex (U.S.$)
Calendar Period	High	Low	Daily Avg. Volume	High	Low	Daily Avg. Volume
November 2009	$1.76	$1.20	90,682	$1.65	$1.12	301,014
December 2009	$1.46	$1.16	25,891	$1.41	$1.11	104,067
January 2010	$1.99	$1.33	118,023	$1.85	$1.27	342,454
February 2010	$1.85	$1.50	31,743	$1.75	$1.42	145,778
March 2010	$1.53	$1.13	180,999	$1.57	$1.10	1,009,743
April 2010	$1.79	$1.17	274,424	$1.76	$1.15	1,627,907
May 2010	$1.56	$1.25	81,734	$1.54	$1.16	597,129
June 2010	$1.42	$1.00	112,638	$1.38	$1.12	374,329
July 2010	$1.56	$1.19	43,587	$1.52	$1.06	394,351
August 2010	$1.58	$1.29	25,583	$1.55	$1.24	418,794
September 2010	$1.74	$1.40	36,925	$1.70	$1.32	282,301
October 2010	$2.25	$1.74	65,281	$2.18	$1.69	476,701
November 1, 2010 to November 29, 2010	$2.20	$1.80	52,254	$2.22	$1.77	545,237

DESCRIPTION OF WARRANTS

We may issue warrants to purchase common shares.

We will not offer warrants for sale separately to any member of the public in the Province of Ontario unless the offering is in conjunction with and forms part of the consideration for an acquisition or merger transaction or unless the prospectus supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the Ontario Securities Commission.

The prospectus supplement relating to any warrants offered hereunder will describe the terms of the warrants and the applicable offering, including some or all of the following:

•	the designation and aggregate number of warrants offered;

•	the currency or currencies in which the warrants will be offered;

•	the number of common shares that may be purchased on the exercise of the warrants and procedures that will result in an adjustment of that number;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and

•	any other material terms of the warrants.

Before the exercise of their warrants, holders of warrants will not have any of the rights of holders of common shares.

DESCRIPTION OF UNITS

We may issue units comprising any combination of the other securities described in this prospectus.  Each unit will be issued so that the holder of such unit is also the holder of each security included in such unit.  Therefore, the holder of a unit will have the rights and obligations of a holder of each included security (except in some cases where the right to transfer an included security of a unit may not occur without the transfer of the other included security comprising part of such unit).

The prospectus supplement relating to any units offered hereunder will describe the terms of the units and the applicable offering, including some or all of the following:

•	the designation and terms of the units and the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units;

•	whether the units will be issued in fully registered or global form.

The preceding description and any description of units in the applicable prospectus supplement do not purport to be complete and are subject to and are qualified in their entirety by reference to the unit agreement, if any, and, if applicable, collateral agreements relating to such units.

PLAN OF DISTRIBUTION

We may issue the securities offered by this prospectus in the Province of Ontario, Canada, the United States and elsewhere where permitted by law for cash or other consideration:

•	to or through underwriters, dealers, placement agents or other intermediaries,

•	directly to one or more purchasers, or

•	in connection with acquisitions by the Corporation.

The prospectus supplement with respect to the securities will set forth the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or other placement agents,

•	the purchase price of, and form of consideration for, the securities and the proceeds to us,

•	any delayed delivery arrangements,

•	any underwriting commissions, fees, discounts and other items constituting underwriters’ compensation,

•	any offering price,

•	any discounts or concessions allowed or reallowed or paid to dealers, and

•	any securities exchanges on which the securities may be listed.

Only the underwriters named in a prospectus supplement are deemed to be underwriters in connection with the securities offered by that prospectus supplement.

The securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices.

Under agreements which may be entered into by us, underwriters, dealers and agents who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian provincial securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements maybe customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

In connection with any offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe the principal Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax considerations.

The applicable prospectus supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any securities offered under this prospectus by an investor who is a United States person (within the meaning of the United States Internal Revenue Code).

AUDITORS

The consolidated financial statements as at June 30, 2010 and 2009 and for each of the years in the three year period ended June 30, 2010 incorporated in this prospectus by reference have been audited by KPMG LLP, independent registered chartered accountants, as stated in their report, which is incorporated herein by reference.

LEGAL MATTERS

Certain legal matters relating to the securities offered by this prospectus will be passed upon for us by Heenan Blaikie LLP, Toronto, Ontario, with respect to matters of Canadian law, and Dorsey & Whitney LLP, Vancouver, B.C. and New York, NY with respect to matters of United States law.  The partners and associates of Heenan Blaikie LLP and Dorsey & Whitney LLP beneficially own, directly or indirectly, less than 1% of any class of securities issued by YM.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents listed under “Documents Incorporated by Reference”; consents of accountants and counsel; and powers of attorney.